UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): May 9, 2021

EXTRACTION OIL & GAS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37907	46-1473923
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

370 17th Street Suite 5200 Denver, Colorado		80202
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (720) 557-8300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	XOG	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On May 9, 2021, Extraction Oil & Gas, Inc., a Delaware corporation (“XOG”), Bonanza Creek Energy, Inc. (“BCEI”), and Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for a merger of equals between XOG and BCEI.

The Merger Agreement, among other things, provides for the merger of Merger Sub with and into XOG (the “Merger”), with XOG continuing its existence as the surviving corporation following the Merger (the “Surviving Corporation”). The board of directors of each of XOG (the “XOG Board”) and BCEI (the “BCEI Board”) has unanimously declared advisable and approved the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of XOG common stock, par value $0.01 per share (“XOG Common Stock”) as of immediately prior to the Effective Time, will be converted into the right to receive 1.1711 shares of BCEI common stock, par value $0.01 per share (“BCEI Common Stock”) (the “Exchange Ratio”). Following the closing of the Merger, XOG’s existing stockholders and BCEI’s existing stockholders will own approximately 50% and 50%, respectively, of the issued and outstanding shares of the combined company.

Governance

The Merger Agreement provides at Closing (as defined in the Merger Agreement) that the post-Merger board of the combined company (“New Board”) will consist of eight members, (i) four of whom will be designated by XOG, each of whom shall be independent and acceptable to BCEI, and that one of the four shall be Mr. Ben Dell who will serve as the chairman of the New Board and (ii) four of whom will be designated by BCEI, which designees shall consist of Eric Greager, the President and Chief Executive Officer of BCEI, and three independent directors who shall be acceptable to XOG.

Mr. Greager will serve as the Chief Executive Officer of the combined company. Other senior leadership positions of the combined company will be filled by current executives of XOG and BCEI.

Upon consummation of the Merger, XOG’s shares will cease trading on the NASDAQ Global Select Market and BCEI’s shares, including BCEI shares issued in exchange for XOG’s shares, will trade under the name of the combined company, which will be changed to “Civitas Resources, Inc.” upon consummation of the Merger, on the New York Stock Exchange (the “NYSE”) under the ticker symbol “CIVI.”

Dividends

In the event BCEI declares or pays one or more quarterly dividends to its stockholders following the date of the Merger Agreement and with a record date prior to the Effective Time (“BCEI Quarterly Dividends”) in accordance with the terms of the Merger Agreement, each eligible shareholder of XOG shall receive a number of additional shares of BCEI Common Stock such that the eligible shareholders of XOG receive substantially equivalent aggregate value as compared to the aggregate amount of any BCEI Quarterly Dividends.

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Conditions to the Merger

The closing of the Merger is conditioned on certain conditions, including, among others, (i) the receipt of the required approvals from each of XOG’s and BCEI’s stockholders, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (iii) the absence of any law or order prohibiting the consummation of the Merger, (iv) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of BCEI Common Stock issuable in the Merger are registered with the Securities and Exchange Commission (the “SEC”), (v) the authorization for listing of BCEI Common Stock issuable in the Merger on the NYSE, and (vi) the delivery of an opinion of counsel to XOG to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), and the other party having performed in all material respects its obligations under the Merger Agreement.

Termination Rights

The Merger Agreement contains certain termination rights for both XOG and BCEI, including, among others:

(a)	by either XOG or BCEI, if any governmental entity shall have issued an order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and the same shall have become final and nonappealable;

(b)	by either XOG or BCEI, if the Merger shall not have been consummated by 5:00 p.m. Denver, Colorado time on November 9, 2021 (the “Outside Date”);

(c)	by XOG or BCEI, as applicable, if the other party breaches any of its representations, warranties, covenants or other agreements in the Merger Agreement that cannot be or is not cured in accordance with the terms of the Merger Agreement and such breach would cause applicable closing conditions not to be satisfied;

(d)	by either XOG or BCEI, if either the requisite XOG or BCEI stockholder approval shall not have been obtained upon a vote at a duly held meeting for such; or

(e)	by XOG or BCEI, as applicable, prior to the receipt of the requisite XOG or BCEI stockholder approval, if the other party’s board of directors changes its recommendation with respect to the Merger and the other transactions contemplated by the Merger Agreement.

If the Merger Agreement is terminated by XOG in accordance with clause (e) above, then BCEI shall be required to pay XOG a termination fee of $37.5 million (the “Termination Fee”), and if the Merger Agreement is terminated by BCEI in accordance with clause (e), then XOG shall be required to pay BCEI the Termination Fee. If (i) (A) XOG or BCEI terminates the Merger Agreement pursuant to clause (d) above as a result of a failure to obtain XOG stockholder approval or (B) XOG terminates the Merger Agreement pursuant to clause (b) above at a time when BCEI would be permitted to terminate the Merger Agreement pursuant to clause (c) above or BCEI terminates the Merger Agreement pursuant to clause (c) above and on or prior to the date of such termination, a Company Competing Proposal (as defined in the Merger Agreement) shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the XOG special meeting of stockholders or the date of such termination, as applicable, and (ii) within twelve months of such termination, XOG enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the XOG stockholders a Company Competing Proposal) or consummates a Company Competing Proposal, XOG shall pay BCEI the Termination Fee. Under reciprocal specified circumstances, BCEI will be required to pay the Termination Fee to XOG.

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Treatment of XOG Equity Awards

The Merger Agreement provides that each outstanding award of restricted stock units (including those subject to performance-based vesting conditions) issued pursuant to XOG’s 2021 Long Term Incentive Plan that is outstanding immediately prior to the Effective Time and that by its terms does not settle by reason of the occurrence of the Closing (each, an “RSU Award”) will be assumed by BCEI and converted into a number of restricted stock units with respect to shares (rounded to the nearest number of whole shares) of BCEI Common Stock (such restricted stock unit, a “Converted RSU”) equal to the product of the number of XOG Common Stock subject to the RSU Award immediately prior to the Effective Time multiplied by Exchange Ratio, effective as of the Effective Time.

Effective as of the Effective Time, each Converted RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding RSU Award immediately prior to the Effective Time; provided that any RSU Award subject to performance-based vesting conditions shall continue to be measured pursuant to the same terms and conditions of the underlying RSU Award in effect as of immediately prior to the Effective Time; provided further that RSU Awards subject to performance-based vesting conditions held by certain executives of XOG (each, an “XOG Executive”) shall each provide that, in the event such XOG Executive’s employment is terminated for death, disability, by BCEI for any reason other than for Cause (as defined in the applicable award agreement), or by the XOG Executive for Good Reason (as defined in the applicable award agreement), in each case, on or within 12 months following the closing of the Merger, the portion of such XOG Executive’s Converted RSU Award subject to performance-based vesting conditions shall, effective as of such XOG Executive’s termination date, immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance.

Other Terms of the Merger Agreement

XOG and BCEI each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, and not to take certain actions prior to the Closing without the prior written consent of the other party, (ii) not to solicit alternative business combination transactions and (iii) not to engage in discussions or negotiations regarding any alternative business combination transactions. Additionally, pursuant to the terms of the Merger Agreement, the parties will use their reasonable best efforts to procure, through the amendment or restatement of BCEI’s current credit facility, through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to XOG and BCEI in an amount sufficient for the combined company’s liquidity needs.

The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about XOG, BCEI or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of XOG, BCEI or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by XOG or BCEI. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about XOG or BCEI and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

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Voting and Support Agreement

As an inducement to XOG and BCEI entering into the Merger Agreement, on May 9, 2021, Kimmeridge Energy Management Company, LLC (“Kimmeridge”) which beneficially owns, in the aggregate, approximately 39% of the outstanding XOG Common Stock entered into a Voting and Support Agreement (the “Voting Agreement”), by and among BCEI, XOG and Kimmeridge, pursuant to which Kimmeridge has agreed to vote its shares in favor of the matters to be submitted to XOG’s stockholders in connection with the Merger, subject to the terms and conditions set forth in the Stockholder Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of: (a) the effective time of the Merger, (b) the date on which the Merger Agreement is terminated in accordance with its terms, (c) the mutual written consent of the parties thereto and (d) the date of any modification, waiver or amendment to the Merger Agreement effected without the Kimmeridge’s consent that (i) decreases the amount or changes the form of consideration payable to all of the stockholders of XOG pursuant to the terms of the Merger Agreement or (ii) otherwise materially adversely affects the interests of Kimmeridge or the stockholders of XOG.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 2.02.	Results of Operations and Financial Condition.

On May 10, 2021, XOG and BCEI issued a joint press release announcing the execution of the Merger Agreement and later that day XOG and BCEI held a joint conference call with investors to discuss the proposed Merger. The joint press release and presentation to be used in connection with the investor conference call include certain preliminary operational and financial results of XOG for the quarter ended March 31, 2021, and copies of each of the press release and the presentation are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and each are incorporated by reference into this Item 2.02.

The information in this Item 2.02, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, as amended, except as specifically identified therein as being incorporated by reference.

Item 7.01.	Regulation FD Disclosure.

The information set forth in Item 2.02 of this Current Report on Form 8-K is incorporated by reference into this Item 7.01.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between XOG and BCEI. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, XOG and BCEI intend to file materials with the SEC, including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 with respect to the Merger (the “Registration Statement”), of which the Joint Proxy Statement will be a part. After the Registration Statement is declared effective by the SEC, XOG and BCEI intend to send the definitive form of the Joint Proxy Statement to the shareholders of XOG and the shareholders of BCEI. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that XOG or BCEI may file with the SEC and send to XOG’s shareholders or BCEI’s shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF XOG AND BCEI ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY XOG AND BCEI WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT, XOG, BCEI, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

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Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by XOG and BCEI with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “For Investors” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com.

Participants in the Solicitation

XOG, BCEI, and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from XOG’s shareholders and BCEI’s shareholders in connection with the Transaction. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statements, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements contained in this Current Report on Form 8-K constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included herein concerning, among other things, the Transaction, any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding XOG’s or BCEI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof. Specific forward-looking statements include statements regarding XOG and BCEI’s plans and expectations with respect to the Transaction and the anticipated impact of the Transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Transaction or that shareholders of XOG may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of XOG and BCEI; the effects of the business combination of XOG and BCEI, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

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Additional factors that could cause results to differ materially from those described above can be found in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Annual Report on Form 10-K/A, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC, and in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “For Investors” tab, and in other documents BCEI files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither XOG nor BCEI assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of May 9, 2021, by and among Bonanza Creek Energy, Inc., Raptor Eagle Merger Sub, Inc. and Extraction Oil & Gas, Inc.
10.1	Voting Agreement, dated as of May 9, 2021, by and among Bonanza Creek Energy, Inc., Extraction Oil & Gas, Inc. and Kimmeridge Energy Management Company, LLC.
99.1	Joint Press Release issued by Bonanza Creek Energy, Inc. and Extraction Oil & Gas, Inc., dated May 10, 2021.
99.2	Presentation for Investor Conference Call to be held by Extraction Oil & Gas, Inc. on May 10, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. XOG agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Extraction Oil & Gas, Inc.

Date: May 10, 2021	By:	/s/ Thomas B. Tyree Jr.
Thomas B. Tyree Jr.
Chief Executive Officer and Director

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Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

BONANZA CREEK ENERGY, INC.,

RAPTOR EAGLE MERGER SUB, INC.

and

EXTRACTION OIL & GAS, INC.

Dated as of May 9, 2021

TABLE OF CONTENTS

Page

Article I CERTAIN DEFINITIONS	2

Section 1.1	Certain Definitions	2
Section 1.2	Terms Defined Elsewhere	2

Article II THE MERGER	5

Section 2.1	The Merger	5
Section 2.2	Closing	5
Section 2.3	Effect of the Merger	5
Section 2.4	Certificate of Incorporation of the Surviving Corporation	5
Section 2.5	Bylaws of the Surviving Corporation	6
Section 2.6	Directors and Officers of the Surviving Corporation	6
Section 2.7	Directors and Executive Management of Parent	6
Section 2.8	Name and Trading Symbol	6
Section 2.9	Headquarters	6

Article III EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE	7

Section 3.1	Effect of the Merger on Capital Stock	7
Section 3.2	Treatment of Equity Compensation Awards	8
Section 3.3	Payment for Securities; Exchange	9
Section 3.4	No Dissenters’ Rights	13

- i -

- ii -

- iii -

ANNEX A	Annex A-1

EXHIBIT A	Exhibit A-1

EXHIBIT B	Exhibit B-1

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 9, 2021 (this “Agreement”), is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Extraction Oil & Gas, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company and the holders of the shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption, and (iv) resolved to recommend that the holders of the Company Common Stock approve and adopt this Agreement and the Transactions, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the issuance of the shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), pursuant to the Transactions (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (ii) approved and declared advisable this Agreement, and the Transactions, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, a certain stockholder of the Company (the “Company Designated Stockholder”) has entered into a Voting Agreement with the Company and Parent (the “Company Voting Agreement”);

WHEREAS, concurrently with the execution of this Agreement, Parent and a certain stockholder of the Company are entering into the Registration Rights Agreement, to be effective as of the Effective Time;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and this Agreement constitutes and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a); and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.1      Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2      Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Applicable Date	4.5(a)
Book-Entry Shares	3.3(b)(ii)
Borrowing Base Redetermination	6.22
Cash Consideration	3.1(b)(i)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.9(g)
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vii)
Company Common Stock	Recitals
Company Contracts	4.19(b)
Company Designated Stockholder	Recitals
Company Designees	2.7(a)
Company Disclosure Letter	Article IV
Company Employee	6.9(b)
Company Equity Plan	3.2(a)
Company Executive	3.2(a)
Company FA	4.22
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1

Definition	Section
Company Material Leased Real Property	4.15
Company Material Real Property Lease	4.15
Company Owned Real Property	4.15
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Related Party Transaction	4.24
Company Reserve Report	4.17(a)
Company RSU Award	3.2(a)
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4
Company Tax Certificate	6.18(b)
Company Voting Agreement	Recitals
Confidentiality Agreement	6.7(b)
Continuation Period	6.9(b)
Continuing Employees	6.9(b)
Converted RSU	3.2
Creditors’ Rights	4.3(a)
days	9.4(e)
DGCL	2.1
D&O Insurance	6.10(d)
DTC	3.3(b)(ii)
e-mail	9.3
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
GAAP	4.5(b)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Joint Proxy Statement	4.4
Letter of Transmittal	3.3(b)(i)
made available	9.4(e)
Material Company Insurance Policies	4.20
Material Parent Insurance Policies	5.20
Measurement Date	4.2(a)
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
New Financing	6.22
Outside Date	8.1(b)(ii)

Definition	Section
Parent	Preamble
Parent 401(k) Plan	6.9(g)
Parent Affiliate	9.10
Parent Alternative Acquisition Agreement	6.4(d)(iii)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Capital Stock	5.2(a)
Parent Change of Recommendation	6.4(d)(vi)
Parent Common Stock	Recitals
Parent Contracts	5.19(b)
Parent Designated Stockholder	Recitals
Parent Designees	2.7(a)
Parent Disclosure Letter	Article V
Parent Equity Plan	5.2(a)
Parent FA	5.22
Parent Independent Petroleum Engineers	5.17(a)
Parent Intellectual Property	5.14(a)
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15
Parent Material Real Property Lease	5.15
Parent Owned Real Property	5.15
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent Related Party Transaction	5.24
Parent Reserve Report	5.17(a)
Parent SEC Documents	5.5(a)
Parent Quarterly Dividend	6.2(b)
Parent Stock Issuance	Recitals
Parent Stockholders Meeting	4.4
Parent Tax Certificate	6.18(b)
Post-Effective Time Dividends	3.3(g)
pdf	2.2(a)
Registration Statement	4.8
Reorganization Treatment	Recitals
Replacement Financing	6.22
Rights-of-Way	4.16
Second Request	6.8(c)
Share Consideration	3.1(b)(i)
Surviving Corporation	2.1
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11

Article II
THE MERGER

Section 2.1      The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”) as a wholly-owned subsidiary of Parent.

Section 2.2      Closing.

(a)            The closing of the Merger (the “Closing”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means at 9:00 a.m., Houston time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)            As soon as practicable on the Closing Date, the Parties will cause a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) to be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the due filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.3      Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.4      Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time to be in the form set forth in Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.5      Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.6      Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action, from and after the Effective Time, to cause the directors and officers of Merger Sub as of immediately prior to the Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

Section 2.7      Directors and Executive Management of Parent.

(a)            At the Effective Time, the Parent Board shall consist of eight (8) directors, of whom (i) four (4) directors shall be designated by Parent, which designees shall consist of Mr. Eric Greager and three (3) directors determined to be independent by the Parent Board and acceptable to the Company, and shall be designated in writing by Parent prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Parent Designees”), and (ii) four (4) directors shall be designated by the Company and one (1) of such directors shall be the chairman of the Parent Board (who shall be Mr. Ben Dell), which designees shall be acceptable to Parent and determined to be independent by the Parent Board and shall be designated in writing by the Company prior to the time at which the Registration Statement becomes effective under the Securities Act (the “Company Designees”).

(b)            Prior to the Effective Time, Parent shall take all actions necessary or appropriate to cause (i) the resignation of the directors serving on the Parent Board who are not Parent Designees (it being understood that such resignation shall not constitute a voluntary termination with respect to any director of Parent or its Subsidiaries) to become effective immediately prior to, but conditioned on, the Effective Time (pursuant to written resignation letters, copies of which will be provided to the Company) such that, after giving effect to such resignations, the Parent Board shall consist of four (4) Parent Designees as of immediately prior to the Effective Time, and (ii) the four (4) Company Designees to be appointed to the Parent Board as of the Effective Time to fill the vacancies caused by the resignations referred to in clause (i).

(c)            At the Effective Time, Mr. Eric Greager shall be the Chief Executive Officer of Parent. Parent shall take all necessary or appropriate action to appoint, at the Effective Time, the executive management positions with Parent listed on Schedule 2.7 of the Parent Disclosure Letter.

Section 2.8      Name and Trading Symbol. Parent shall cause (a) the name of Parent to be changed to “Civitas Resources, Inc.” as of the Effective Time, by resolution of the Parent Board, and (b) the NYSE ticker symbol of Parent to be changed to “CIVI” as of the Effective Time and, to the extent such ticker symbol is not available, the Parties will reach a mutual agreement regarding a new ticker symbol.

Section 2.9      Headquarters. Immediately following the Effective Time, Parent shall continue to have its registered office and global headquarters located in Denver, Colorado.

Article III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE

Section 3.1      Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a)            Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b)            Capital Stock of the Company.

(i)            Subject to the other provisions of this Article III, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and shares of Company Common Stock covered by Section 3.2) (the “Eligible Shares”) shall be converted automatically at the Effective Time into the right to receive 1.1711 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Share Consideration”). In addition, in the event that Parent pays one or more Parent Quarterly Dividend(s) as contemplated by Section 6.2(b)(i), then at the Effective Time each Eligible Share shall receive the Additional Share Consideration, such that the Eligible Shares receive substantially equivalent aggregate value as compared to the aggregate amount of any Parent Quarterly Dividend(s). The term Merger Consideration shall mean the Share Consideration, together with (if applicable) the Additional Share Consideration.

(ii)            All such shares of Company Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and (C) any Post-Effective Time Dividends, in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii)            All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.

(c)            Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Exchange Ratio, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 3.2      Treatment of Equity Compensation Awards.

(a)            Each outstanding award of restricted stock units (including Company DSU Awards and restricted stock units subject to performance-based vesting conditions) issued pursuant to the Company’s 2021 Long Term Incentive Plan, as may be amended from time to time (the “Company Equity Plan”) that is outstanding immediately prior to the Effective Time (each, a “Company RSU Award”) and that by its terms does not settle by reason of the occurrence of the Closing shall, by virtue of the occurrence of the Closing and without any action by the Parties, be assumed by Parent and converted into a number of restricted stock units with respect to shares (rounded to the nearest number of whole shares) of Parent Common Stock (such restricted stock unit, a “Converted RSU”) equal to the product of the number of Company Common Stock subject to the Company RSU Award immediately prior to the Effective Time multiplied by the Exchange Ratio, effective as of the Effective Time. Effective as of the Effective Time, each Converted RSU shall continue to be governed by the same terms and conditions (including vesting and forfeiture) that were applicable to the corresponding Company RSU Award immediately prior to the Effective Time; provided that any Company RSU Award subject to performance-based vesting conditions shall continue to be measured pursuant to the same terms and conditions of the underlying Company RSU Award in effect as of immediately prior to the Effective Time; provided further that Converted RSU Awards subject to performance-based vesting conditions held by those Company Employees listed on Schedule 3.2 of the Company Disclosure Letter (each, a “Company Executive”) shall each provide that, in the event the Company Executive’s employment is terminated for death, disability, by Parent or any Subsidiary of Parent for any reason other than for Cause (as defined in the applicable award agreement), or by the Company Executive for Good Reason (as defined in the applicable award agreement), in each case, on or within 12 months following the Closing Date, the portion of such Company Executive’s Converted RSU Award subject to performance-based vesting conditions shall, effective as of such Company Executive’s termination date, immediately vest in full based on deemed achievement of any applicable performance goals at the maximum level of performance; provided, further, that, effective as of immediately prior to the Effective Time, each Company DSU Award held by a member of the Company Board who is not a Company Designee shall immediately vest in full.

(b)            Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Equity Plan) shall pass any necessary resolutions to effect the foregoing provisions of this Section 3.2. The Company shall be entitled to deduct and withhold from the consideration contemplated within this Section 3.2 in accordance with the terms of this Agreement and the Company Equity Plan.

Section 3.3      Payment for Securities; Exchange.

(a)            Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with a commercial bank, trust company or transfer agent that is mutually acceptable to the Company and Parent to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Article III. Promptly after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable to in respect of Eligible Shares pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any Post-Effective Time Dividends and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a), Section 3.3(g) and Section 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any Post-Effective Time Dividends) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b)            Payment Procedures.

(i)            Certificates. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and Post-Effective Time Dividends.

(ii)            Non-DTC Book-Entry Shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through the Depository Trust Company (“DTC”), (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g).

(iii)            DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), if any), and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv)            No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v)            With respect to Certificates, if payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.3(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and any Post-Effective Time Dividends payable in respect of such shares of Company Common Stock.

(c)            Termination of Rights. All Merger Consideration, any cash to be paid in lieu of any fractional shares fo Parent Common Stock in accordance with Section 3.3(h) and Post-Effective Time Dividends, paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends payable in respect of the Eligible Shares previously represented by such Certificates.

(d)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends, in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)            No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), and Post-Effective Time Dividends payable in respect of the shares of Company Common Stock formerly represented by such Certificate.

(g)            Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.3. Following surrender of any such Certificate, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h)            No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i)            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld); provided, however, the relevant withholding party shall use reasonable best efforts to provide prior written notice to the Company as soon as reasonably practicable after it determines withholding is required under this Section 3.3(i). Parent will consult with the Company in good faith to determine whether such deduction and withholding is required and will reasonably cooperate with the Company to minimize the amount of any applicable withholding or deduction. To the extent that such amounts are so properly deducted or withheld and timely paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Parent Common Stock, the relevant withholding agent shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the relevant Taxing Authority.

Section 3.4      No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including for the avoidance of doubt, the “Disclosure Statement” (as defined in and incorporated by reference into the Sixth Amended Joint Chapter 11 Plan of Reorganization of the Company)) filed with or furnished to the SEC and available on Edgar since January 20, 2021 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1      Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2      Capital Structure.

(a)            As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 900,000,000 shares of Company Common Stock, (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”), (iii) 2,907,845 Tranche A Warrants and (iv) 1,453,942 Tranche B Warrants.  At the close of business on May 7, 2021 (the “Measurement Date”): (A) 25,703,212 shares of Company Common Stock were issued and outstanding, and approximately 291,474 shares of Company Common Stock were reserved for issuance, (B) 2,905,567 Tranche A Warrants to purchase 2,905,567 shares of Company Common Stock were issued and outstanding, (C) 1,452,802 Tranche B Warrants to purchase 1,452,802 shares of Company Common Stock were issued and outstanding, and (D) no shares of Company Preferred Stock were issued and outstanding;

(b)            As of the date of this Agreement, there are 488,145 shares of Company Common Stock subject to outstanding Company RSU Awards, including 387,345 outstanding unvested Company RSU Awards, 75,600 outstanding unvested Company DSU Awards and 25,200 vested, but unsettled Company DSU Awards that are subject solely to time-based vesting conditions and 461,700 shares of Company Common Stock subject to outstanding Company RSU Awards that are subject to performance-based vesting conditions, assuming maximum achievement of such performance-based vesting conditions.

(c)            All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 4.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, and except for stock grants or other awards granted in accordance with Section 6.1(b)(i), there are outstanding: (1) no shares of Company Capital Stock, Voting Debt or other voting securities of the Company; (2) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt, or other voting securities of the Company; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock, Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock.

(d)            As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2 of the Company Disclosure Letter.

(e)            All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, all such shares or equity ownership interests are set forth in Schedule 4.2 of the Company Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 4.3      Authority; No Violations; Consents and Approvals.

(a)            The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Merger, to the Company Stockholder Approval and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company, and assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and the holders of the Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption, and (iv) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions, including the Merger, (such recommendation described in clause (iv), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b)            The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of the Company (assuming the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement (subject, in the case of the Company Credit Facility, payoff and termination thereof prior to or substantially concurrently with Closing), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            Except for this Agreement, the Company is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 4.4      Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to (x) the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (y) the meeting of the stockholders of Parent to be held for the purposes of obtaining the Parent Stockholder Approval (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5      SEC Documents; Financial Statements.

(a)            Since December 31, 2018 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or if amended, prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c)            The Company has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act utilized by the Company or its Subsidiaries, (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and (iii) is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 4.6      Absence of Certain Changes or Events.

(a)            Since December 31, 2020, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)            From December 31, 2020 through the date of this Agreement:

(i)            the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)            there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii)            neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi) or (xix) (solely as it relates to the foregoing Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi) or (xix)).

Section 4.7      No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2020; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.1(b)(xii); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8      Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) a registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

Section 4.9      Company Permits; Compliance with Applicable Law.

(a)            The Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10      Compensation; Benefits.

(a)            Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Benefit Plans.

(b)            True, correct and complete copies (or a description if such plan is not written) of each of the material Company Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.

(c)            Each Company Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)            There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.

(e)            All material contributions required to be made by the Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)            Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan or any Employee Benefit Plan sponsored, maintained or contributed to by a member of the Company’s Aggregated Group, none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person or member of the Company’s Aggregated Group, has engaged in a transaction in connection with which the Company, its Subsidiaries or a member of the Company’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)            None of the Company, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)            Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Company Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by the Person).

(i)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Company Employee or other current or former director, officer, employee or independent contractor under any Company Benefit Plan, (ii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any benefits under any Company Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time, or (iv) result in any payment from the Company or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of the Company or any of its Subsidiaries that would, individually or in combination with any other such payment from the Company or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)            Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)           Each Company Benefit Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)            No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

Section 4.11      Labor Matters.

(a)          Neither the Company nor any of its Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of the Company or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of the Company, threatened union representation petition involving employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)          There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other Contract with any labor union, works council, or other labor organization or any other material labor-related Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened.

(c)            There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.

(d)            The Company and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, family and medical leave, immigration, recordkeeping and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12      Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)         All Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by the Company or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and the Company and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)           There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)           There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of the Company or any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

(d)           Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among the Company and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)           Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)            Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)           No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)           There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)            No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to the Company or any of its Subsidiaries.

(j)            Neither the Company nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)           Neither the Company nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)            The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.12, in Section 4.10 and in Section 4.27 are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Taxes.

Section 4.13      Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (ii) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, no officer or director of the Company is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company.

Section 4.14      Intellectual Property.

(a)          The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no third party is infringing on the Company Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of the Company, are free from any malicious code.

(e)           Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries, and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

Section 4.15      Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

Section 4.16      Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17      Oil and Gas Matters.

(a)           Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by the Company Reserve Engineer relating to the Company interests referred to therein as of December 31, 2020 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles the Company (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which the Company and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Company Reserve Report), (2) obligates the Company (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)           Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Reserve Engineer relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To the Company’s knowledge, any assumptions or estimates provided by the Company’s Subsidiaries to the Company Reserve Engineer in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to the Company at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Reserve Engineer, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries. To the Company’s knowledge, Schedule 4.17(c) of the Company Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease (in whole or in part) at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)          All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by the Company or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by the Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Oil and Gas Properties operated by the Company or its Subsidiaries (and, to the knowledge of the Company, all Oil and Gas Properties owned or held by the Company or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to the Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.

(i)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company as of the date of this Agreement, Schedule 4.17(i) of the Company Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of the Company and its Subsidiaries.

(j)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by the Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)           As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on the Company or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that the Company reasonably anticipates will individually or in the aggregate require expenditures after the Effective Time of greater than $1,000,000.

Section 4.18      Environmental Matters.

(a)           Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)            the Company and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Law for their respective operations and occupancy of any real property;

(ii)           the Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(iii)           there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to the Company’s knowledge, formerly owned or operated) by the Company or any of its Subsidiaries, in each case, which has resulted in liability to the Company or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by the Company, by or in connection with the Company’s operations, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(iv)           except for customary indemnities in standard service agreements, neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(b)           The Company has made available to Parent all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of the Company that are in the possession or reasonable control of the Company or its Subsidiaries addressing material or potentially material environmental liabilities with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 4.19      Material Contracts.

(a)          Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)            each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)           each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of 250,000 or aggregate payments in excess of $1,000,000;

(iii)           each Contract (A) for Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among the Company and its Subsidiaries;

(iv)          each Contract to which the Company or any Subsidiary of the Company is a party that (A) restricts the ability of the Company or any Subsidiary of the Company to compete in any business or with any Person in any geographical area, (B) requires the Company or any Subsidiary of the Company to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to the Company and its Subsidiaries;

(v)           any Contract providing for the purchase or sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)           any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)          each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)         each Contract that could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries);

(ix)           each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)            each ISDA Master Agreement for any Derivative Transaction;

(xi)          each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of the Company;

(xii)          each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which the Company or any of its Subsidiaries is a party or is subject;

(xiii)          each Contract relating to a Company Related Party Transaction; and

(xiv)        each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring the Company or any of its Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of the Company and its Subsidiaries, taken as a whole, or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring the Company or any of its Subsidiaries, to participate in any future transactions with respect to any assets or properties of the Company and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)          Collectively, the Contracts that are required to be set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.20      Insurance. Set forth on Schedule 4.20 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

Section 4.21      Derivative Transactions and Hedging.

(a)           Schedule 4.21 of the Company Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of the Company or any of its Subsidiaries) entered into by the Company or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries. The Company and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)           The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein.

Section 4.22      Opinion of Financial Advisor. The Company Board has received the opinion of Petrie Partners Securities, LLC (“Company FA”) addressed to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Company FA as set forth therein, the Exchange Ratio provided for pursuant to this Agreement, in the aggregate, is fair from a financial point of view to the holders of Company Common Stock (other than, as applicable, Parent, Merger Sub and their respective Affiliates).

Section 4.23      Brokers. Except for the fees and expenses payable to Company FA, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.24      Related Party Transactions. Schedule 4.24 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of the Company) is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

Section 4.25      Regulatory Matters.

(a)           The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)           Neither the Company nor any of the Company’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 4.26      Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.25, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement or the Transactions.

Section 4.27      Tax Treatment. After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying for the Reorganization Treatment.

Section 4.28      No Additional Representations.

(a)           Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.28 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by the Company in this Article IV.

(b)           Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions) and that the Company has not relied on any such other representation or warranty not set forth in this Agreement.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since January 1, 2019 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1      Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Parent, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2      Capital Structure.

(a)           As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 225,000,000 shares of Parent Common Stock and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date: (A) 31,496,842 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) the shares of Parent Common Stock issued and outstanding include 484,088 shares of Parent Common Stock underlying the Parent RSUs, 185,588 shares of Parent Common Stock underlying the Parent PSUs at target performance levels and 68,816 shares of Parent Common Stock underlying options granted pursuant to the Parent’s 2017 Long-Term Incentive Plan, as amended from time to time (the “Parent Equity Plan”); (C) 852,234 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plan; and (D) 42,000 shares of Parent Series A Junior Participating Preferred Stock were reserved for issuance upon exercise of Parent Rights.

(b)           All outstanding shares of Parent Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Parent Equity Plan). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), or stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (x) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(b) of the Parent Disclosure Letter. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

(c)           All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Parent are owned by Parent, directly or indirectly, all such shares or equity ownership interests are set forth in Schedule 5.2(c) of the Parent Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 5.3      Authority; No Violations; Consents and Approvals.

(a)            Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub), which shall occur immediately after the execution and delivery of this Agreement, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stock Issuance.

(b)           The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained), any of its Subsidiaries, or Merger Sub, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4      Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) pursuant to Section 2.2; (b) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (c) the filing with the SEC of (i) the Registration Statement and Joint Proxy Statement relating to (x) the meeting of the stockholders of the Company to be held for purposes of obtaining the Company Stockholder Approval at the Company Stockholders Meeting and (y) the meeting of the stockholders of Parent to be held for the purposes of obtaining the Parent Stockholder Approval at the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (d) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (e) filings with the NYSE; (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5      SEC Documents; Financial Statements.

(a)           Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)           Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and (iii) is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 5.6      Absence of Certain Changes or Events.

(a)          Since December 31, 2020, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)          From December 31, 2020 through the date of this Agreement:

(i)             Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)           there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance; and

(iii)           neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Section 6.2(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi) or (xix) (solely as it relates to the foregoing Section 6.2(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi) or (xix)).

Section 5.7      No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2020 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2020; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.2(b)(x); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8      Information Supplied.

(a)            None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) any Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 5.9      Parent Permits; Compliance with Applicable Law.

(a)           Parent and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10      Compensation; Benefits.

(a)            Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Parent Benefit Plans.

(b)           True, correct and complete copies (or a description if such plan is not written) of each of the material Parent Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Parent Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Parent Benefit Plan.

(c)           Each Parent Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)           There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Parent Benefit Plans.

(e)            All material contributions required to be made by Parent or any of its Subsidiaries to the Parent Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)             Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Benefit Plan. With respect to any Parent Benefit Plan or an Employee Benefit Plan sponsored, maintained or contributed to by a member of the Parent’s Aggregated Group, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person or member of the Parent’s Aggregated Group, has engaged in a transaction in connection with which Parent, its Subsidiaries or a member of the Parent’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)            None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)            Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Parent Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by such Person).

(i)             Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee of Parent or any Subsidiary thereof or other current or former director, officer, employee or independent contractor under any Parent Benefit Plan, (ii) directly or indirectly cause Parent to transfer or set aside any material amount of assets to fund any material benefits under any Parent Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Benefit Plan on or following the Effective Time, or (iv) result in any payment from Parent or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of the Company or any of its Subsidiaries that would, individually or in combination with any other such payment from Parent or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)             Neither Parent nor any Subsidiary of Parent has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)            Each Parent Benefit Plan or any other agreement, arrangement, or plan of Parent or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)             No Parent Benefit Plan is maintained outside the jurisdiction of the United States.

Section 5.11  Labor Matters.

(a)            Neither Parent nor any of its Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of Parent or any of its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Parent, threatened union representation petition involving employees of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)            There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other agreement with any labor union, works council, or other labor organization or any other material labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened.

(c)            There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.

(d)            Parent and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the Applicable Date, neither Parent nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12  Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)            All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)            There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)            There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of Parent or any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

(d)            Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Parent) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)            Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)             Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)            No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)            There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)             No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Parent or any of its Subsidiaries.

(j)             Neither Parent nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)            Neither the Parent nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)             Each of Parent and Merger Sub is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.12, in Section 5.10 and in Section 5.27 are the sole and exclusive representations and warranties of Parent and its Subsidiaries with respect to Taxes.

Section 5.13  Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. To the knowledge of Parent, as of the date hereof, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.

Section 5.14  Intellectual Property.

(a)            Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            To the knowledge of Parent, the use of Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no third party is infringing on the Parent Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)            Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Assets owned, used, or held for use by Parent or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries, (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Parent, are free from any malicious code.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Parent or its Subsidiaries; and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries

Section 5.15  Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

Section 5.16  Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17  Oil and Gas Matters.

(a)            Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (the “Parent Independent Petroleum Engineers”) relating to Parent interests referred to therein as of December 31, 2020 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.2(b)(v)), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Parent (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (other than decreases in connection with operations in which the Parent and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Parent Reserve Report) (2) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)            Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To Parent’s knowledge, any assumptions or estimates provided by any of Parent’s Subsidiaries to the Parent Independent Petroleum Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries. To the Parent’s knowledge, Schedule 5.17(c) of the Parent Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)            Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)            All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Parent or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Parent or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)             Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Oil and Gas Properties operated by Parent or its Subsidiaries (and, to the knowledge of Parent, all Oil and Gas Properties owned or held by Parent or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)            Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)            Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Parent and its Subsidiaries, taken as a whole and is not reflected in the Parent Reserve Reports.

(i)             Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and to the knowledge of Parent as of the date of this Agreement, Schedule 5.17(i) of the Parent Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of Parent and its Subsidiaries.

(j)             Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to Oil and Gas Properties operated by Parent and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)            As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on Parent or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that Parent reasonably anticipates will individually or in the aggregate require expenditures after the Effective Time of greater than $1,000,000.

Section 5.18  Environmental Matters.

Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)            Parent and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b)            Parent and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(c)            there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Parent’s knowledge, formerly owned or operated) by Parent or any of its Subsidiaries, in each case, which has resulted in liability to Parent or its Subsidiaries under Environmental Law, and, since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Parent, by or in connection with Parent’s operations, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(d)            except for customary indemnities in standard service agreements, neither Parent nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(e)            Parent has made available to the Company all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of Parent or that are in the possession or reasonable control of Parent or its Subsidiaries addressing material or potentially material environmental liabilities of Parent or its Subsidiaries, including with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 5.19  Material Contracts.

(a)            Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i)        each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)       each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $250,000 or aggregate payments in excess of $1,000,000;

(iii)      each Contract (A) for Indebtedness or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among Parent and its Subsidiaries;

(iv)      each Contract to which Parent or any Subsidiary of Parent is a party that (A) restricts the ability of Parent or any Subsidiary of Parent to compete in any business or with any Person in any geographical area, (B) requires Parent or any Subsidiary of Parent to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Parent and its Subsidiaries;

(v)       any Contract providing for the purchase or sale by Parent or any of its Subsidiary of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)      any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)     each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)    each Contract that could require the disposition of any material assets or line of business of Parent or its Subsidiaries;

(ix)      each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)       each ISDA Master Agreement for any Derivative Transaction;

(xi)      each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent;

(xii)     each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which Parent or any of its Subsidiaries is a party or is subject;

(xiii)    each Contract relating to a Parent Related Party Transaction; and

(xiv)    each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring Parent or any of its Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of Parent and its Subsidiaries, taken as a whole, or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring Parent or any of its Subsidiaries, to participate in any future transactions with respect to any assets or properties of Parent and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)            Collectively, the Contracts that are required to be set forth in Section 5.19(a) are herein referred to as the “Parent Contracts.” A complete and correct copy of each of the Parent Contracts has been made available to the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20  Insurance. Set forth on Schedule 5.20 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

Section 5.21  Derivative Transactions and Hedging.

(a)            Schedule 5.21 of the Parent Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of Parent or any of its Subsidiaries) entered into by Parent or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries. The Parent and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)            The Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

Section 5.22  Opinion of Financial Advisor. The Parent Board has received the opinion of J.P. Morgan Securities LLC (“Parent FA”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Parent FA as set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent.

Section 5.23  Brokers. Except for the fees and expenses payable to Parent FA, no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 5.24  Related Party Transactions. Schedule 5.24 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of Parent) is a party to any actual or proposed loan, lease or other Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Parent or any of its Subsidiaries (each of the foregoing, a “Parent Related Party Transaction”).

Section 5.25  Business Conduct. Merger Sub was incorporated on May 4, 2021. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

Section 5.26  Regulatory Matters.

(a)            Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)            All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties (i) are currently operated as “gathering facilities” exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) are not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

Section 5.27  Tax Treatment. After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent the Merger from qualifying for the Reorganization Treatment.

Section 5.28  No Additional Representations.

(a)            Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.28 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by Parent and Merger Sub in this Article V.

(b)            Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions) and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement.

Article VI
COVENANTS AND AGREEMENTS

Section 6.1    Conduct of Company Business Pending the Merger.

(a)            Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law (including any COVID-19 Measures), or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b)            Except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause its Subsidiaries not to:

(i)        (A) declare, set aside or pay any dividends, (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another Subsidiary of the Company, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest existing as of the date hereof, as set forth on Schedule 6.1(b)(i) of the Company Disclosure Letter;

(ii)       offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, and (B) shares of capital stock issued as a dividend made in accordance with Section 6.1(b)(i);

(iii)      amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);

(iv)      (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of the Company or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing Contracts set forth on Schedule 6.1(b)(iv) of the Company Disclosure Letter;

(v)       sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to a Company Contract in effect on the date of this Agreement, set forth on Schedule 6.1(b)(v) of the Company Disclosure Letter, (B) sales, leases, exchanges or dispositions for which the consideration is less than $1,000,000 individually or $3,000,000 in the aggregate, (C) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration, of up to $2,000,000 in the aggregate for all such swap transactions;

(vi)      authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;

(vii)     change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii)    make, change or revoke any material Tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)      take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to take such action could prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x)       except as required pursuant to an existing Company Benefit Plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xi)      recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xii)     (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that (1)  the foregoing clause (B) shall not restrict the incurrence of Indebtedness under existing credit facilities or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Company Credit Facility do not exceed the amount set forth on Schedule 6.1(b)(xii) of the Company Disclosure Letter;

(xiii)    (A) enter into any Contract that would be a Company Contract if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of existing Company Contracts on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to Contracts of the type described in Section 5.19(a)(ix) only, in the ordinary course of business consistent with past practice;

(xiv)    cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having a value in excess of $200,000 individually or $1,000,000 in the aggregate;

(xv)     waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes) except solely for monetary payments of no more than $200,000 individually or $1,000,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law;

(xvi)    make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for such fiscal quarter as set forth in Schedule 6.1(b)(xvi) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for the Company and its Subsidiaries (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(xvii)   fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Company and its Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)  take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xix)     agree or commit to take any action that is prohibited by this Section 6.1(b).

Section 6.2    Conduct of Parent Business Pending the Merger.

(a)            Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law (including any COVID-19 Measures), or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b)            Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii)  as expressly required by this Agreement, (iii) as may be required by applicable Law or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries not to:

(i)        (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except (1) for dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another Subsidiary of Parent and (2) quarterly cash dividends of Parent that do not exceed $0.35 per share of Parent Common Stock per fiscal quarter (each such dividend, a “Parent Quarterly Dividend”), (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Equity Plan and applicable award agreements;

(ii)       offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (D) below, (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent, (C) shares of capital stock issued as a dividend made in accordance with Section 6.2(b)(i), and (D) issuances of Parent Common Stock in connection with transactions consummated in compliance with Section 6.2(b)(iv);

(iii)      amend or propose to amend Parent’s Organizational Documents or amend or propose to amend the Organizational Documents of any of Parent’s Subsidiaries (other than ministerial changes);

(iv)      (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of Parent or, in connection with any acquisition permitted by clause (B), or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing Contracts set forth on Schedule 6.2(b)(iv) of the Parent Disclosure Letter;

(v)       sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to a Parent Contract in effect on the date of this Agreement set forth on Schedule 6.2(b)(v) of the Parent Disclosure Letter, (B) sales, leases exchanges or dispositions for which the consideration is less than $1,000,000 individually or $3,000,000 in the aggregate, (C) among Parent and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Parent, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration of up to $2,000,000 in the aggregate for all such swap transactions;

(vi)      authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii)     change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)    make, change or revoke any material Tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)      take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to take such action could prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x)       (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under existing credit facilities, or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Parent Credit Facility do not exceed the amount set forth on Schedule 6.2(b)(x) of the Parent Disclosure Letter;

(xi)      except as required pursuant to an existing Parent Benefit Plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Parent Benefit Plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Parent Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Parent Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Parent Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xii)            recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xiii)           (A) enter into any Contract that would be a Parent Contract if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract (including the renewal of existing Parent Contracts on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to Contracts of the type described in Section 5.19(a)(ix) only, in the ordinary course of business consistent with past practice;

(xiv)          cancel, modify or waive any debts or claims held by Parent or any of its Subsidiaries or waive any rights held by Parent or any of its Subsidiaries having a value in excess of $200,000 individually or $1,000,000 in the aggregate;

(xv)           waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any Proceedings (excluding any Proceeding in respect of Taxes) except solely for monetary payments of no more than $200,000 individually or $1,000,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law

(xvi)          make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Parent’s capital expenditure budget for such fiscal quarter as set forth in Schedule 6.2(b)(xvi) of the Parent Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Parent and its Subsidiaries (provided that Parent shall notify the Company of any such emergency expenditure as soon as reasonably practicable);

(xvii)         fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Parent and its Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)        take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xix)           agree or commit to take any action that is prohibited by this Section 6.2(b).

Section 6.3     No Solicitation by the Company.

(a)            From and after the date of this Agreement, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Competing Proposal. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b)            From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)               initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal;

(ii)              engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii)             furnish any information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv)            enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v)             submit any Company Competing Proposal to the vote of the stockholders of the Company;

provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Company Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)            From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify Parent of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter the Company shall (A) keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise Parent of the status of any such discussions or negotiations and (B) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)            Except as permitted by Section 6.3(e), the Company and its officers and directors will not, and will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i)               withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation;

(ii)              fail to include the Company Board Recommendation in the Joint Proxy Statement;

(iii)             approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv)            publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v)             in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Company Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi)            if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing or (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); or

(vii)           cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Company Change of Recommendation”).

(e)            Notwithstanding anything in this Agreement to the contrary:

(i)               the Company Board may after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);

(ii)              prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Section 6.3(b)(ii) or Section 6.3(b)(iii) with any Person if (1) the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Company Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii)            prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation if:

(A)           the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B)            the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C)            the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D)           after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)            at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith (1) after consultation with the Company’s financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and (2) after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv)            prior to, but not after, the receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A)            the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B)            the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect such Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C)            the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D)            after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E)            at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f)            During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action.

(g)            Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by or at the direction of a director or officer of the Company or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

Section 6.4     No Solicitation by Parent.

(a)            From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal. Parent will immediately terminate any physical and electronic data access related to any potential Parent Competing Proposal previously granted to such Person.

(b)            From and after the date of this Agreement, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)               initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal;

(ii)             engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii)             furnish any information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv)            enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)); or

(v)             submit any Parent Competing Proposal to the vote of the stockholders of Parent;

provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Parent Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)            From and after the date of this Agreement, Parent shall promptly (and in any event within 24 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (A) keep the Company reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise the Company of the status of any such discussions or negotiations and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)            Except as permitted by Section 6.4(e), Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)               withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii)              fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii)             publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii)) relating to a Parent Competing Proposal (a “Parent Alternative Acquisition Agreement”);

(iv)            in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(v)             if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing or (B) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Stockholders Meeting); or

(vi)            cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Parent Change of Recommendation”).

(e)            Notwithstanding anything in this Agreement to the contrary:

(i)              the Parent Board may after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(d);

(ii)              prior to, but not after, the receipt of the Parent Stockholder Approval, Parent and its Representatives may engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii) with any Person if (1) Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Parent Competing Proposal did not arise from a breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to the Company in accordance with this Section 6.4 or that otherwise prohibits Parent from complying with the provisions of this Section 6.4), (B) that any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking any such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(iii)             prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a breach of the obligations set forth in this Section 6.4, if the Parent Board so chooses, the Parent Board may effect a Parent Change of Recommendation if:

(A)          the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal;

(B)           the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)           Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and include a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents;

(D)           after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)            at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith (1) after consultation with Parent’s financial advisors and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal and (2) after consultation with Parent’s outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material amendment or material modification to any Parent Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Parent Superior Proposal shall be deemed material), Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv)            prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation; provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A)          the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B)           the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)           Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D)           after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)           at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with Parent’s and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f)            During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Parent Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action.

(g)            Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Parent or any of its Subsidiaries in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Parent.

Section 6.5     Preparation of Joint Proxy Statement.

(a)            Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement, the Joint Proxy Statement and any amendments or supplements thereto.

(b)            Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, a mutually acceptable (A) Joint Proxy Statement relating to matters submitted to the holders of Company Common Stock at the Company Stockholders Meeting and matters submitted to holders of Parent Capital Stock at the Parent Stockholders Meeting and (B) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after the filing as reasonably practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information and Parent and the Company shall jointly prepare any response to such comments or requests, and each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)            Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)            If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the stockholders of Parent.

Section 6.6     Stockholders Meeting.

(a)            The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC. Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company approve and adopt this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement and the Transactions, and the Joint Proxy Statement shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. The Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a nonbinding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) and (ii) the Company shall not call any meeting of the stockholders of the Company other than the Company Stockholders Meeting.

(b)            Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC. Except as permitted by Section 6.4(e), the Parent Board shall recommend that the stockholders of Parent approve the Parent Stock Issuance and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance, and the Joint Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(c)            The Parties shall cooperate and use their reasonable best efforts to set the record dates for and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, on the same day and at approximately the same time.

(d)            Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, each of the Company and Parent agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, with respect to the Company, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e)            Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 6.7     Access to Information.

(a)            Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent. Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)            No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)           No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)          Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv)          No investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)            The Confidentiality Agreement dated as of June 12, 2020 between Parent and the Company, as amended by the First Amendment to Confidentiality Agreement, dated April 16, 2021 (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 6.8     HSR and Other Approvals.

(a)            Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, including under any applicable Laws, to consummate and make effective the Transactions, including (i) the prompt preparation and filing of all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Parent, the Company or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions, (iv) taking reasonable actions to defend any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Transactions, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, Parent and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Transactions and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(b)            Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.8. In that regard, each Party shall promptly consult with the other Party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If either Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request. Neither Parent nor the Company shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. Each Party shall furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Transactions, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings, notices or other submissions of information or documents to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 6.8 may be redacted (i) to remove references concerning the valuation of the Company, Parent, the Transaction or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(c)            The Company and Parent shall file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, the notification and report forms required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process; provided, however, the final determination as to the appropriate course of action shall be made by Parent.

Section 6.9     Employee Matters.

(a)            Between the date hereof and the Effective Time, the Company shall (and the Company shall cause its Subsidiaries to) make reasonably available to Parent the employees of the Company and its Subsidiaries so that Parent may interview such employees and evaluate their roles and responsibilities with the Company and its Subsidiaries, including with respect to potential promotions, transfers, or job eliminations following the Closing.

(b)            The Parties agree that for a period of 12 months following the Effective Time (the “Continuation Period”), and subject to the last sentence of this Section 6.9(b), Parent shall, or shall cause the applicable Subsidiary of Parent, including the Company and its Subsidiaries, to provide each employee of Parent or any of its Subsidiaries (including, for the avoidance of doubt, employees of the Company or any of its Subsidiaries) (collectively, “Continuing Employees”) compensation and employee benefits (including, for the avoidance of doubt, severance payments and benefits) in a manner that neither favors nor disfavors (other than in an immaterial manner) such individual, in whole or in part, on the basis of whether such individual was an employee of Parent or any of its Subsidiaries, on the one hand, or the Company or any of its Subsidiaries on the other hand, immediately prior to the Effective Time; provided, however, that this Section 6.9(b) shall be deemed satisfied in the event Parent should for the Continuation Period, either (i) provide compensation and employee benefits that are substantially comparable in the aggregate to the compensation and employee benefits to which the Continuing Employees were entitled immediately prior to the Effective Time, (ii) provide compensation and employee benefits to the Continuing Employees employed by Parent or any of its Subsidiaries immediately prior to the Effective Time (other than the Company and its Subsidiaries) at substantially the same level as applies to similarly-situated individuals employed by the Company or any of its Subsidiaries or (iii) provide compensation and employee benefits to the Continuing Employees employed by the Company or any of its Subsidiaries immediately prior to the Effective Time at substantially the same level as applies to similarly-situated individuals employed by Parent or any of its Subsidiaries (other than the Company and its Subsidiaries). For the avoidance of doubt, nothing in this Section 6.9(b) shall prevent Parent or any of its Subsidiaries from converting the method of payment for any Continuing Employee from salaried to an hourly basis.

(c)            Prior to the Effective Time, the Parent Board and the Company Board shall take such action as is necessary to provide that the Transactions contemplated by this Agreement are deemed to constitute a “Change in Control” or “Change of Control” for purposes of each Company Benefit Plan or Parent Benefit Plan listed on Schedule 6.9(c) of the Company Disclosure Letter and Schedule 6.9(c) of the Parent Disclosure Letter.

(d)           Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee, including, but not limited to, those Company Benefit Plans set forth on Schedule 6.9(d) of the Company Disclosure Letter, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements.

(e)            From and after the Effective Time, as applicable, the Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to credit the Company Employees for purposes of vesting, eligibility, severance and benefit accrual under the Parent Benefit Plans and the Company Benefit Plans, as applicable, (other than for any purposes with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits or compensation for the same period of service) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits.

(f)            The Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health coverage of any Company Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable Parent Benefit Plan to the extent such Company Employee or covered, eligible dependents are covered under an analogous Company Benefit Plan, as applicable, immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Parent Benefit Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Benefit Plan in effect immediately prior to the Closing Date.

(g)            Prior to the Closing Date, if requested by Parent in writing at least three (3) days before the Closing, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Company 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. The Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 6.9(g) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Company 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Effective Time, Parent shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (A) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan, including any outstanding loans and (B) cause each Company Employee to become a participant in the Parent 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 6.9(e)).

(h)            Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating the employment or service of any Person, including a Company Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating, revising or amending any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.

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Section 6.10      Indemnification; Directors’ and Officers’ Insurance.

(a)            Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Parent or the Company, as applicable, immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of Parent, the Company or any of their respective Subsidiaries or who acts as a fiduciary under any Parent Benefit Plan or Company Benefit Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Parent, the Company or any of their respective Subsidiaries, a fiduciary under any Parent Benefit Plan or Company Benefit Plan or is or was serving at the request of Parent, the Company or any of their respective Subsidiaries as a director, officer, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Effective Time and whether asserted or claimed prior to, but not after, the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of the Company’s regularly engaged legal counsel or other counsel satisfactory to them, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

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(b)            Parent and the Surviving Corporation agree that, until the six (6) year anniversary date of the Effective Time, that neither Parent nor the Surviving Corporation shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Parent, the Company or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Effective Time.

(c)            Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)            Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Parent’s or the Company’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Parent’s or the Company’s existing policies, as applicable, with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Parent or the Company, as applicable, for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)            In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Parent, the Company or any of their respective Subsidiaries, or under any applicable Contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

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Section 6.11      Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and shall consider in good faith, acting reasonably the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12      Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto or a Parent Change of Recommendation other than as set forth in Section 6.3 or Section 6.4, as applicable.

Section 6.13      Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.14      Transfer Taxes. Except as otherwise provided in Section 3.3(b), to the extent any Transfer Taxes are imposed with respect to the Merger, such Transfer Taxes shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

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Section 6.15      Reasonable Best Efforts; Notification.

(a)            Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions.

(b)            Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions). The Company shall give prompt notice to Parent, and Parent shall give prompt written notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Sections 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

Section 6.16      Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, including any entity Affiliated with such individual for which such individual serves as such entity’s deputy, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.17      Stock Exchange Listing and Deregistration. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from the NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

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Section 6.18      Tax Matters.

(a)            Each of Parent and the Company will use (and will cause each of its Affiliates to use) reasonable best efforts to cause the Merger to qualify, and will not take (and will prevent each of its Affiliates from taking) any actions that could reasonably be expected to prevent the Merger from qualifying for the Reorganization Treatment. Each of Parent and the Company will comply (and will cause each of its Affiliates to comply) with all representations, warranties, and covenants contained in the Parent Tax Certificate and the Company Tax Certificate, respectively, to the extent necessary to cause the Merger to qualify for the Reorganization Treatment.

(b)            Parent and the Company will cooperate to facilitate the issuance of the opinion described in Section 7.3(d) and any other opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement. In connection therewith, (i) Parent shall deliver to Kirkland & Ellis LLP and Vinson & Elkins LLP (or other applicable legal counsel) a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable the relevant counsel to render the opinion described in Section 7.3(d) and any opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement (the “Parent Tax Certificate”) and (ii) the Company shall deliver to Kirkland & Ellis LLP and Vinson & Elkins LLP (or other applicable legal counsel) a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable the relevant counsel to render the opinion described in Section 7.3(d) and any opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement (the “Company Tax Certificate”), in each case dated as of the Closing Date (and such additional dates as may be necessary in connection with the preparation, filing and delivery of the Registration Statement or the Joint Proxy Statement). Parent and the Company shall provide such other information as reasonably requested by Kirkland & Ellis LLP and Vinson & Elkins LLP (or other applicable legal counsel) for purposes of rendering the opinion described in Section 7.3(d) and any opinions to be filed in connection with the Registration Statement or the Joint Proxy Statement.

(c)            Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Merger may not qualify for the Reorganization Treatment.

(d)            This Agreement is intended to constitute and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a). The relevant Parties shall treat the Merger as qualifying for the Reorganization Treatment for U.S. federal, state and other relevant income Tax purposes, shall file all their Tax Returns consistent with the Reorganization Treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with the Reorganization Treatment.

Section 6.19      Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

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Section 6.20      Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and, with respect to Merger Sub, to consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.21      Prepayment of Company Credit Facility. The Company and its Subsidiaries shall deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facility to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Company Credit Facility shall be discharged and satisfied in full, the Loan Documents (as defined in the Company Credit Facility) shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on the Company and its Subsidiaries and their respective assets and equity securing the Company Credit Facility shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facility.

Section 6.22      Senior Credit Facilities. The Company and Parent shall use their respective reasonable best efforts to procure (including in the event that the borrowing base under the Parent Credit Facility is reduced on or prior to the Closing Date (a “Borrowing Base Redetermination”)), through the amendment or restatement of the Parent Credit Facility, through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to Parent and Company in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $300,000,000 (in the case of the amended or restated Parent Credit Facility, the aggregate borrowing base and available commitments (drawn and undrawn) thereunder shall be increased so that the total borrowing base and available commitments thereunder after giving effect to such amendment or restatement are in an amount sufficient for the combined company’s liquidity needs and in an amount not less than $300,000,000) (“Replacement Financing”).

Section 6.23      Derivative Contracts; Hedging Matters.

(a)            The Company shall use commercially reasonable efforts to assist Parent, its Affiliates and its and their Representatives in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing.

(b)            Between the date hereof and the Effective Time, (i) each of the Company and Parent shall use commercially reasonable efforts to comply with any hedging requirements under the Company Credit Facility and the Parent Credit Facility, respectively, and (ii) each of the Company and Parent shall notify the other Party promptly following any changes to its hedge positions.

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Section 6.24      Treatment of Company Warrants. The Company Warrants shall be treated in accordance with the terms of the Company Warrant Agreements.  Prior to the Effective Time, Parent and the Company shall (i) make all necessary and appropriate provisions to provide for the assumption by Parent of the due and punctual performance of the Company’s covenants under the Company Warrant Agreements and (ii) deliver a written instrument to the warrant agent under each Company Warrant Agreement providing that holders of each Company Warrant have the right to acquire and receive, upon the exercise of such Company Warrant, the number of shares of Parent Common Stock that would have been issued or paid to a holder of the number of shares of Company Common Stock into which such Company Warrant was exercisable immediately prior to the Effective Time.

Article VII
CONDITIONS PRECEDENT

Section 7.1      Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)            Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.

(b)            Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)            No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Merger, and no Law shall have been adopted that makes consummation of the Transactions, including the Merger, illegal or otherwise prohibited.

(d)            Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)            NYSE Listing and SEC Registration. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

Section 7.2      Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), the third and fifth sentences of Section 4.2(c) (Capital Structure), Section 4.3(a) (Authority, No Violations, Consents and Approvals), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(c), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(c) (Capital Structure) (except for the second sentence of Section 4.2(c)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(b)            Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c)            Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and 7.2(b) have been satisfied.

Section 7.3      Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)            Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority, No Violations, Consents and Approvals), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence, fifth sentence and seventh sentence of Section 5.2(b) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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(b)            Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)            Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d)            Tax Opinion. The Company shall have received an opinion from Kirkland & Ellis LLP (or other legal counsel selected by the Company and reasonably satisfactory to Parent), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger should qualify for the Reorganization Treatment. In rendering the opinion described in this Section 7.3(d), Kirkland & Ellis LLP (or other applicable legal counsel) shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

Section 7.4      Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article VIII
TERMINATION

Section 8.1      Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a)            by mutual written consent of the Company and Parent;

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(b)            by either the Company or Parent:

(i)            if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii)            if the Merger shall not have been consummated on or before 5:00 p.m. Denver, Colorado time, on November 9, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii)            in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) or Section 7.3(a) or 7.3(b), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(iv)            if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof, or (B) the Parent Stockholder Approval shall not have been obtained upon a vote at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof;

(c)            by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or

(d)            by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement).

Section 8.2      Notice of Termination; Effect of Termination.

(a)            A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

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(b)            In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud. Notwithstanding anything to the contrary herein, and without limiting the Company’s rights pursuant to Section 9.11, if (i) all conditions to close pursuant to Article VII are satisfied, (ii) Parent has complied with its obligations and covenants pursuant to Section 6.22, and (iii) following a Borrowing Base Redetermination, Parent is unable to obtain Replacement Financing and Parent has notified the Company that it is unwilling to consummate the Transactions in the absence of such Replacement Financing, then in the event the Agreement is terminated in accordance with this Article VIII, the Company shall not be entitled to seek any claims for monetary damages against Parent for the failure to consummate the Transactions. For the avoidance of doubt, nothing in the preceding sentence shall be construed to limit or otherwise impair the Company’s right to receive the Termination Fee pursuant to Section 8.3(e) if the prerequisites set forth in Section 8.3(e) to the payment of the Termination Fee are otherwise met.

Section 8.3      Expenses and Other Payments.

(a)            Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Merger shall be borne equally by Parent and the Company.

(b)            If Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c)            If the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), then Parent shall pay the Company the Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d)            If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Termination Fee. For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%”.

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(e)            If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Termination Fee. For purposes of this Section 8.3(e), any reference in the definition of Parent Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%”.

(f)            In no event shall Parent or the Company, respectively, be entitled to receive more than one payment of the Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

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Article IX
GENERAL PROVISIONS

Section 9.1      Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2      Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX, Section 4.28 (No Additional Representations), Section 5.28 (No Additional Representations), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 9.3      Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i)            if to Parent or Merger Sub, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail: SMarter@bonanzacrk.com

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with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail: sgill@velaw.com

and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail: sbarber@velaw.com

(ii)            if to the Company, to:

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Attention: Eric Christ

E-mail: echrist@extractionog.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:	Doug Bacon, P.C.
Alex Rose
E-mail:	douglas.bacon@kirkland.com
alex.rose@kirkland.com

Section 9.4      Rules of Construction.

(a)            Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)            The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

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(c)            The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)            All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Denver, Colorado time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

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(e)            In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Parent prior to the date of this Agreement); any (ii) Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company or Parent, as applicable, (B) filed with or furnished to the SEC and available on Edgar, or (C) provided by the Company or Parent, as applicable, in physical form for review by the other Party or its Representatives, in each case, by 5:00 p.m. Denver, Colorado time on the day prior to the execution of this Agreement.

Section 9.5      Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.6      Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Registration Rights Agreement, the Company Voting Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the Effective Time and (b) Section 6.10 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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Section 9.7      Governing Law; Venue; Waiver of Jury Trial.

(a)            THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)            THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN Section 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 9.7.

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Section 9.8      Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 9.9      Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

Section 9.10      Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), including the Company Designated Stockholder and any Affiliate of the Company Designated Stockholder and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) the Company Designated Stockholder or any Affiliate of the Company Designated Stockholder or (iii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation, except in each case as expressly provided by the Company Voting Agreement as among the Company Designated Stockholder, the Company and Parent. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company hereby waives and releases all claims of any such liability and obligation.

Section 9.11      Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

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Section 9.12      Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.13      Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:

(a)            extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)            waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)            waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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Section 9.14      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, the Company or the Merger Sub under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

[Signature Page Follows]

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IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARENT:

BONANZA CREEK ENERGY, INC.

By:	/s/ Eric T. Greager
Name: Eric T. Greager
Title: President and Chief Executive Officer

MERGER SUB:

raptor eagle merger sub, inc.

By:	/s/ Cyrus D. Marter IV
Name: Cyrus D. Marter IV
Title: President and Secretary

Signature Page to Agreement and Plan of Merger

COMPANY:

EXTRACTION OIL & GAS, INC.

By:	/s/ Tom Tyree
Name: Tom Tyree
Title: Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions

“Additional Share Consideration” means additional shares of Parent Common Stock equal to the quotient of (a) the aggregate per share amount of any Parent Quarterly Dividends declared or paid after the date of this Agreement and with a record date prior to the Effective Time, multiplied by Exchange Ratio, and divided by (b) the Parent Reference Stock Price.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of the Company’s and its Subsidiaries’ assets or equity interests.

Annex A

“Company Credit Facility” means the Credit Agreement, dated as of January 20, 2021, among the Company, as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and an issuing bank, as amended by the Amendment No. 1 thereto executed effective as of March 24, 2021, and as amended by the Amendment No. 2 thereto executed effective as of May 6, 2021.

“Company DSU Award” means an award of deferred stock units granted under the Company Equity Plan and held by a member of the Company Board.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event.

“Company Reserve Engineer” means Ryder Scott Company, L.P.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of Transactions by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

“Company Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 80% of the aggregate outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, after consultation with the Company’s financial advisors, that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Company Board.

Annex A

“Company Warrant Agreements” means, collectively, the Tranche A Warrant Agreement and the Tranche B Warrant Agreement.

“Company Warrants” means, collectively, those certain warrants issued pursuant to the (i) the Tranche A Warrant Agreement (“Tranche A Warrants”) and (ii) the Tranche B Warrant Agreement (“Tranche B Warrants”).

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COPAS” means Council of Petroleum Accountants Society.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity with jurisdiction over the applicable Person in connection with or in response to COVID-19.

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

Annex A

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Entity” means any federal, state, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person).

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

Annex A

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

Annex A

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no effect (by itself or when aggregated or taken together with any and all other effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)          general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii)         conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)        conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)        political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)         earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions;

(vi)        the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)       the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by Parent or expressly required by, this Agreement, the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(viii)      changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix)        any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

Annex A

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)– (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“MMcf” means one million cubic feet.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells located on or producing from such leases and properties, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub, and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

Annex A

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Credit Facility” means the Credit Agreement, dated as of December 7, 2018, among Parent, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, as amended by the First Amendment thereto executed effective as of June 18, 2020 and as further amended by the Second Amendment thereto executed effective as of April 1, 2021.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of a Parent Competing Proposal or any matter relating thereto or of consequence thereof, constitute a Parent Intervening Event.

“Parent PSUs” means all restricted shares of Parent Common Stock subject to performance-based vesting conditions, whether granted pursuant to the Parent Equity Plan or otherwise.

“Parent Quarterly Dividend Stock Price” means the volume-weighted average closing price of the Parent Common Stock over the five Trading Days immediately prior to the payment date of a Parent Quarterly Dividend; provided that if a Parent Quarterly Dividend is declared with a record date prior to the Effective Time but is not paid prior to the Effective Time, the “payment date” for purposes of this definition shall be deemed to be the Business Day immediately prior to the Effective Time.

“Parent Reference Stock Price” means a quotient equal to (x) the sum of each Parent Quarterly Dividend Stock Price for each Parent Quarterly Dividend declared or paid following the date of the Agreement and with a record date prior to the Effective Time, divided by (y) the number of Parent Quarterly Dividends declared or paid following the date of the Agreement and with a record date prior to the Effective Time.

“Parent RSUs” means any time-based and/or performance-based restricted stock units granted under the Parent Equity Plan or applicable inducement awards.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of the shares of Parent Capital Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

Annex A

“Parent Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than the Company or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 80% of the aggregate outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board, after consultation with Parent’s financial advisors, that (i) if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Company in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Parent Board.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a)          to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents;

(b)          contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company or Parent, as applicable, in accordance with GAAP;

(c)          Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or the dates of the Parent Reserve Report, as applicable;

Annex A

(d)          Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e)          such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f)           all easements, zoning restrictions, conditions, covenants, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)          any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h)          Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i)           Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; or

(j)           with respect to (i) Parent and its Subsidiaries, Encumbrances arising under the Parent Credit Facility and (ii) the Company and its Subsidiaries, Encumbrances arising under the Company Credit Facility.

Annex A

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes and assessments of Governmental Entities.

“Registration Rights Agreement” means the Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, to be effective as of the Effective Time by Parent and the other Persons party thereto.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

Annex A

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, estimates, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and similar charges, levies or other governmental assessments of any kind, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Termination Fee” means $37,500,000.

“Trading Day” means any day on which the Parent Common Stock is listed or quoted and traded on NYSE.

“Tranche A Warrant Agreement” means that certain Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent, dated as of January 20, 2021 for Tranche A Warrants to Purchase Company Common Stock.

“Tranche B Warrant Agreement” means that certain Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, as warrant agent, dated as of January 20, 2021 for Tranche B Warrants to Purchase Company Common Stock.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

Annex A

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act it is required to take under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a breach of this Agreement.

Annex A

EXHIBIT A

Form of Certificate of Incorporation of the Surviving Corporation

Exhibit A

EXHIBIT B

Registration Rights Agreement

Exhibit B

Exhibit 10.1

Execution Version

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of May 9, 2021, is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Extraction Oil & Gas, Inc., a Delaware corporation (the “Company”), and Kimmeridge Energy Management Company, LLC, a Delaware limited liability company (“Stockholder”). Parent, the Company and Stockholder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent, and Merger Sub, are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the 9,799,080 shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) Beneficially Owned (as defined below) by Stockholder (the “Original Shares” and, together with any additional shares of Company Common Stock pursuant to Section 6 hereof, the “Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and the Company have required that Stockholder, and Stockholder has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a)             “Affiliate” means with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of Stockholder; provided, further, that, for the avoidance of doubt, any member of Stockholder shall be deemed an Affiliate Stockholder; and provided, further, that an Affiliate of Stockholder shall include any investment fund, vehicle or holding company of which Stockholder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor.

(b)            “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(c)            “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2.	Representations of Stockholder. Stockholder represents and warrants to Parent that:

(a)            Ownership of Shares. Stockholder (i) is the Beneficial Owner of all of the Original Shares free and clear of any proxy, voting restriction, adverse claim, or other Encumbrances, other than those created by this Agreement or under applicable federal or state securities laws; and (ii) has the sole voting power over all of the Original Shares. Except as expressly provided by this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Stockholder is a party relating to the pledge, disposition, or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b)            Disclosure of All Shares Owned. Neither Stockholder nor any of its Affiliates Beneficially Owns any shares of Company Common Stock other than the Original Shares.

(c)            Power and Authority; Binding Agreement. Stockholder has full limited liability company power and authority to enter into, execute, and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid, and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

(d)            No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any agreement or other instrument or obligation, including organizational documents binding upon Stockholder or any of the Shares.

(e)            No Consents. No Consent, order or declaration of any Governmental Entity or any other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement.

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(f)            No Litigation. There is no Proceeding pending against, or to the knowledge of Stockholder, threatened against or affecting, Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of Stockholder to perform Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3.	Agreement to Vote Shares.

Stockholder irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof (each, a “Covered Meeting”), to appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote or cause the holder of record to vote the Shares at such meeting (i) in favor of (1) adoption of the Merger Agreement and approval of any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Company Competing Proposal or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Organizational Documents). Any attempt by the Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3 shall be null and void ab initio.

4.	No Voting Trusts or Other Arrangement.

Stockholder agrees that during the term of this Agreement Stockholder will not, and will not permit any Affiliate to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares, or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent.

5.	Transfer and Encumbrance.

Stockholder agrees that prior to a shareholder vote on the Merger Agreement and the other items enumerated in Section 3 hereto at a Covered Meeting, Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration but excluding any disposition made by the Stockholder pursuant to the Merger and the transactions contemplated by the Merger Agreement), by tendering into any tender or exchange offer, by operation of Law or otherwise) or Encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of the Shares or Stockholder’s voting or economic interest therein. This Section 5 shall not prohibit a Transfer of the Shares by Stockholder to an Affiliate of Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of Stockholder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For the avoidance of doubt, nothing in this Agreement will restrict the Stockholder from Transferring any Shares following a shareholder vote on the Merger Agreement and the other items enumerated in Section 3 hereto at a Covered Meeting, regardless of the outcome of such vote.

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6.	Additional Purchases; Adjustments.

Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that Stockholder purchases, acquires the voting power or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the record date for any Covered Meeting shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement, and Stockholder shall promptly notify the Company of the existence of any such after-acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement.

7.	Waiver of Appraisal and Dissenters’ Rights and Certain Other Actions.

(a)            Waiver of Appraisal and Dissenters’ Rights. To the fullest extent permitted by Law, Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal (including under Section 262 of the DGCL) or rights to dissent in connection with the Merger that Stockholder may have by virtue of ownership of the Shares.

(b)            Waiver of Certain Other Actions. Stockholder hereby agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

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8.	Termination.

This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; (c) the termination of this Agreement by mutual written consent of the Parties; and (d) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that (i) decreases the amount or changes the form of consideration payable to all of the shareholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the Stockholder or the stockholders of the Company. Nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any breach of this Agreement incurred prior to such termination.

9.	No Solicitation.

Subject to Section 10, Stockholder shall not, and shall cause its Affiliates not to, and shall use its reasonable best efforts to cause its and their respective officers, members, directors, partners, employees, accountants, financial and tax advisers and legal counsel (“Representatives”) not to, directly or indirectly, take any of the actions listed in clauses (i) - (v) of Section 6.3(b) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). Stockholder shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any discussions or negotiations conducted before the date of this Agreement with any Person other than Parent with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal.

10.	Fiduciary Duties.

Stockholder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

11.	Further Assurances.

Stockholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents and other instruments and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement and to not take or permit any of its Affiliates to take any action that would reasonably be likely to adversely affect or delay the ability to perform Stockholder’s covenants and agreements under this Agreement.

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12.	Stop Transfer Instructions.

At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, Stockholder hereby authorizes and instructs the Company to instruct the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

13.	Specific Performance.

The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the Expiration Time, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 13. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

14.	Entire Agreement.

This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

15.	Extension; Waiver.

At any time prior to the Effective Time, the Parties may, to the extent legally allowed:

(a)            extend the time for the performance of any of the obligations or acts of the other Party hereunder;

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(b)            waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)            waive compliance with any of the agreements or conditions of the other Party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the Party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

16.	Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (upon confirmation of receipt; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 16):

If to Parent or Merger Sub, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail: SMarter@bonanzacrk.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail: sgill@velaw.com

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and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail: sbarber@velaw.com

If to the Company, to:

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Attention: Eric Christ

E-mail: echrist@extractionog.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:       Doug Bacon, P.C.

  Alex Rose

E-mail:             douglas.bacon@kirkland.com

  alex.rose@kirkland.com

If to Stockholder, to:

Kimmeridge Energy Management Company, LLC

412 West 15th Street, 11th Floor

New York, New York 10011

Attention: Tamar Goldstein, Esq.

E-mail: tamar.goldstein@kimmeridge.com

with a required copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention:       Eleazer Klein, Esq.

  Adriana Schwartz, Esq.

E-mail:             eleazer.klein@srz.com

  adriana.schwartz@srz.com

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17.	Miscellaneous.

(a)            Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)            Submission to Jurisdiction. THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 15 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)            Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 17(c).

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(d)            Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.

(e)            Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(f)            Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

(g)            Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to n Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Stockholder means the actual knowledge of any officer of Holder after due inquiry.

(h)            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Section 5, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

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(i)             No Third-Party Beneficiaries; Non-Recourse. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

(j)             No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

(k)            No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the Parties or a presumption that the Parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

(l)             Disclosure. Stockholder consents to and authorizes the publication and disclosure by the Company and Parent of Stockholder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

(m)            Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties.

(n)            Reliance. Stockholder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

BONANZA CREEK ENERGY, INC.

By	/s/ Eric T. Greager
	Name:	Eric T. Greager
	Title:	President and Chief Executive Officer

EXTRACTION OIL & GAS, INC.

By	/s/ Tom Tyree
	Name:	Tom Tyree
	Title:	Chief Executive Officer

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By	/s/ Tamar Goldstein
	Name:	Tamar Goldstein
	Title:	General Counsel

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Exhibit 99.1

Bonanza Creek and Extraction to Combine in Merger of Equals, Creating Civitas Resources – a New Colorado Energy Leader and the State’s First Net-Zero Oil & Gas Producer

DENVER – May 10, 2021 – Bonanza Creek Energy, Inc. (NYSE: BCEI) (“Bonanza Creek”) and Extraction Oil & Gas, Inc. (NASDAQ: XOG) (“Extraction”), today announced that they have entered into a definitive agreement to combine in an all-stock merger of equals. The combined company, to be named Civitas Resources, Inc. (“Civitas”), will be the largest pure-play energy producer in Colorado’s Denver-Julesburg (DJ) Basin, with an aggregate enterprise value of approximately $2.6 billion (based on the closing share prices of Bonanza Creek and Extraction on May 7, 2021).

TRANSACTION HIGHLIGHTS

·	The merger will create a leading energy producer in Colorado’s DJ Basin, a basin characterized by low operating costs, extensive infrastructure, ample takeaway, multiple producing horizons and responsible energy production.

·	The combined company will operate across approximately 425,000 net acres, with a production base of 117 thousand barrels of oil equivalent per day (117 Mboe/d, on a pro forma 1Q21 production basis).

·	The transaction is expected to be significantly accretive to free cash flow and other per-share metrics.

·	At closing, Civitas is projected to be one of most well-capitalized companies in the industry, with a leverage ratio below 0.3x pro forma 1Q21 Net Debt / 2021E EBITDA.

·	Civitas expects to achieve annual expense and capital savings of approximately $25 million.

·	Bonanza Creek’s recently announced annual dividend of $1.40 per share is expected to be increased by Civitas to $1.60 per share effective at closing, with such increase representing a distribution of approximately half of the transaction synergies to Civitas’ shareholder base.

·	Bonanza Creek President and Chief Executive Officer, Eric Greager, will serve as President and CEO of Civitas. Other senior leadership positions will be filled by current executives of Bonanza Creek and Extraction.

·	Extraction Chairman of the Board, Ben Dell, will serve as Chairman of Civitas, and each of Bonanza Creek and Extraction will nominate four directors to Civitas’ diverse, eight-member Board.

·	Civitas will take to the next level an E&P business model that has been actively embraced by both Bonanza Creek and Extraction, defined by operational discipline, a strong balance sheet, commitment to free cash flow generation, financial alignment with stakeholders, environmental and community leadership, and best-in-class governance.

·	At closing, Civitas will be Colorado’s first net-zero oil and gas producer (scope 1 and scope 2) through an intensive, continuing focus on reducing operational emissions and a multi-year investment in certified emissions offsets.

CEO COMMENTARY

“Successful E&P operators will be those who place a priority on disciplined capital deployment, deliver operational and cost excellence, maintain a relentless focus on shareholder value, and have governance standards that are aligned with the times,” said Eric Greager, President and Chief Executive Officer of Bonanza Creek. “Bonanza Creek and Extraction each bring a demonstrated commitment to these principles, as well as shared organizational and community values. Together, as Civitas, we will embody an E&P business model ideally suited to deliver for all of our stakeholders.”

“We believe the combination of Bonanza Creek and Extraction will create one of the most durable, profitable, and progressive producers in the DJ Basin, with premium assets at the front end of the cost curve,” said Tom Tyree, Chief Executive Officer of Extraction. “Collectively, we will create significant value for all stakeholders as we will become Colorado’s first net-zero oil and gas producer through the continuing reduction in operational emissions coupled with a multi-year investment in certified emissions offsets.”

TRANSACTION DETAILS

Under the terms of the definitive merger agreement, Extraction shareholders will receive a fixed exchange ratio of 1.1711 shares of Bonanza Creek common shares for each share of Extraction common stock owned on the closing date. Based on the exchange ratio and the closing price of Bonanza Creek’s common stock on May 7, 2021, Civitas would have an aggregate enterprise value of approximately $2.6 billion. Upon completion of the transaction, Bonanza Creek and Extraction shareholders will each own approximately 50.0% of Civitas, both on a fully diluted basis.

The transaction, which is expected to close in the third quarter of 2021, has been unanimously approved by the boards of directors of both companies. Funds managed by Kimmeridge Energy own approximately 38% percent of the outstanding shares of Extraction and have entered into a support agreement to vote in favor of the transaction. The closing of the merger is subject to customary closing conditions, including approvals by Bonanza Creek and Extraction shareholders.

STRATEGIC RATIONALE

·	Enhanced scale and geographic breadth – Civitas will be the largest pure-play energy producer in the DJ Basin with current production of 117 thousand barrels of oil equivalent per day (117 Mboe/d) and approximately 425,000 net acres. These operations are geographically diversified across rural, less regulatory-intensive areas, as well as more prospective suburban acreage.

·	Significant corporate synergies further reduce basin-leading cost structures – The combined company expects to generate approximately $25 million in annual corporate synergies, including general and administrative savings, LOE efficiencies, and reduced capital costs. The merger of equals structure allows shareholders of both Bonanza Creek and Extraction to benefit from the cost synergies and significant upside potential of the combined company.

·	Acceleration of cash returns to shareholders – Civitas represents the next level of an E&P business model that has been actively embraced by both Bonanza Creek and Extraction, and is defined by capital discipline, low cost structure, and a strong balance sheet to maximize free cash flow and accelerate the distribution of a material portion of this cash to shareholders. Disciplined reinvestment rates are expected to yield flat to low production growth in the coming years and generate sufficient free cash flow to support material dividends going forward. Bonanza Creek’s recently announced annual dividend of $1.40 per share is expected to be increased by Civitas to $1.60 per share effective at closing, with such increase representing a distribution of approximately half of the transaction synergies to Civitas’ shareholder base.

·	Strong balance sheet and liquidity – The all-stock transaction ensures Civitas will retain a strong balance sheet, with a leverage ratio below 0.3x pro forma 1Q21 Net Debt / 2021E EBITDA, at the time of closing, and Civitas will target leverage of approximately 0.5x over the longer term. Civitas will also have significant liquidity. As of April 1, 2021, Bonanza Creek and Extraction had combined cash on hand of $127 million and combined undrawn capacity under their credit facilities of $651 million. The resulting enhanced credit profile is expected to broaden the combined company’s access to the capital markets and reduce its overall cost of capital.

·	Advances consolidation strategy – Civitas represents a major step in Bonanza Creek’s and Extraction’s consolidation strategies, which have been pursued in conjunction with the companies’ continuing initiatives to reduce unit costs, expand margins, enhance returns, increase financial strength, and grow cash distributions to shareholders. Civitas will be positioned to be the preferred consolidation partner for additional transactions in the DJ Basin, helping to increase its trading liquidity and market relevance, and ultimately to elevate its presence among the top energy producers in the country.

·	Industry-leading commitment to ESG excellence and values – Civitas will expand on the ESG initiatives pursued by both Bonanza Creek and Extraction, including its commitment to become Colorado’s first net-zero oil and gas producer at closing, through continuing reduction in operational emissions coupled with a multi-year investment in certified emissions offsets. Civitas will pursue additional sustainability objectives including the adoption of an electric vehicle (EV) fleet; installation of EV charging stations in its communities; air monitoring and certification through leading organizations such as Project Canary and pursuit of the Responsibly Sourced Gas certification for its natural gas production; the development of community solar facilities; and the financing of a community fund to sponsor local project grants and scholarships. Upon close, Civitas will provide a progressive framework for achieving its ESG targets, which it believes will address the interests of its operating partners, employees, service providers, and the communities in which the combined company operates.

GOVERNANCE AND LEADERSHIP

Following the merger, the Civitas board of directors will consist of eight members, four directors from Bonanza Creek and four from Extraction. Extraction’s current Chairman, Ben Dell, will be Chairman of the Board, and Bonanza Creek’s current President and Chief Executive Officer will be President and CEO of Civitas. The combined company’s executive team will include demonstrated leaders from each of Bonanza Creek and Extraction, including: Matt Owens as EVP and COO, Marianella Foschi as EVP and CFO, Skip Marter as EVP and General Counsel, Sandi Garbiso as SVP and CAO, and Brian Cain as VP of External Affairs and ESG Policy. Civitas will be headquartered in Denver.

ADVISORS

J.P. Morgan Securities LLC is serving as financial advisor and Vinson & Elkins LLP is serving as legal advisor to Bonanza Creek. Petrie Partners Securities, LLC is serving as financial advisor and Kirkland & Ellis LLP is serving as legal advisor to Extraction.

CONFERENCE CALL WEBCAST AND ADDITIONAL MATERIALS

Bonanza Creek and Extraction will discuss the transaction on a conference call today at 7:00a.m. Mountain Time (9:00a.m. Eastern Time). Institutional investors and analysts are invited to participate in the call by dialing (844) 229-9561, or (574) 990-0802 for international calls, using conference ID: 6869513. Other interested parties, including individual investors, members of the media and employees of Bonanza Creek and Extraction, are encouraged to participate via webcast. The webcast, and an accompanying investor presentation, may be accessed from each of the company’s respective investor relations pages: https://ir.bonanzacrk.com/investor-overview and https://ir.extractionog.com. A replay of the call will be posted on the investor relations section of each company’s homepage.

Given this merger transaction and the residual fresh start accounting requirements associated with Extraction’s recent emergence from Chapter 11, Extraction will be delaying its earnings announcement to May 24, 2021.

ABOUT THE COMPANIES

Bonanza Creek is an independent oil and natural gas company engaged in the acquisition, exploration, development, and production of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. The Company’s assets and operations are concentrated in rural, unincorporated Weld County, Colorado, within the DJ Basin, focused on the Niobrara and Codell formations. The Company’s common shares are listed for trading on the NYSE under the symbol: “BCEI”. For more information about the Company, please visit www.bonanzacrk.com.

Extraction is a Denver-based independent energy company differentiated by its financial, operational and governance model. The Company is focused on developing and producing crude oil, natural gas and NGLs in the Denver-Julesburg Basin of Colorado. Extraction’s common shares are listed for trading on NASDAQ under the symbol XOG. For more information, please visit www.extractionog.com/.

Investor Contacts:

Bonanza Creek
Scott Landreth

slandreth@bonanzacrk.com

Extraction
John Wren

ir@extractionog.com

Media Contact:

Brian Cain

info@extractionog.com

No Offer or Solicitation

Communications in this news release do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information for Shareholders

In connection with the proposed transaction, Bonanza Creek and Extraction intend to file materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 of Bonanza Creek (the "Registration Statement") that will include a joint proxy statement/prospectus of Bonanza Creek and Extraction. After the Registration Statement is declared effective by the SEC, Bonanza Creek and Extraction intend to mail a definitive proxy statement/prospectus to the shareholders of Bonanza Creek and the shareholders of Extraction. This news release is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Bonanza Creek or Extraction may file with the SEC and send to Bonanza Creek’s shareholders and/or Extraction's shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BONANZA CREEK AND EXTRACTION ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BONANZA CREEK AND EXTRACTION WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BONANZA CREEK, EXTRACTION, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Bonanza Creek and Extraction with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Extraction will be available free of charge from Extraction's website at www.extractionog.com under the "Investors" tab or by contacting Extraction's Investor Relations Department at ir@extractionog.com. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek's website at www.bonanzacrk.com under the "Investor Relations" tab or by contacting Bonanza Creek's Investor Relations Department at slandreth@bonanzacrk.com.

Participants in the Proxy Solicitation

Bonanza Creek, Extraction and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Extraction's shareholders and Bonanza Creek's shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Bonanza Creek is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 24, 2021. Information regarding the executive officers and directors of Extraction is included in its Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this news release concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek's or Extractions future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Extraction and Bonanza Creek's plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company's results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek and Extraction may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek and Extraction; the effects of the business combination of Bonanza Creek and Extraction, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Bonanza Creek's Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Bonanza Creek's website at www.bonanzacrk.com under the "Investor Relations" tab, and in other documents Bonanza Creek files with the SEC; and in Extraction's Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Extraction's website at www.extractionog.com under the "Investors" tab, and in other documents Extraction files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Bonanza Creek nor Extraction assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

# # #

Exhibit 99.2

Bonanza Creek and Extraction Merger of Equals May 10, 2021

Important Disclosures No Offer or Solicitation This communication relates to a proposed business combination transaction (the “Merger”) between Bonanza Creek Energy, Inc. (“BCEI”) and Extraction Oil & Gas, Inc. (“XOG”). Communications in this document do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Additional Information In connection with the Merger, BCEI and XOG intend to file materials with the U.S. Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 with respect to the Merger (the “Registration Statement”), of which the Joint Proxy Statement will be a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, THE MERGER, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at ir@extractionog.com. Participants in the Solicitation BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Merger. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its amended annual report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Merger. Free copies of these documents may be obtained as described in the paragraphs above. 2

Cautionary Statement Regarding Forward-Looking Statements Forward-Looking Statements and Cautionary Statements Certain statements in this document concerning the Merger, including any statements regarding the expected timetable for completing the Merger, the results, effects, benefits and synergies of the Merger, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s or XOG’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI and XOG’s plans and expectations with respect to the Merger and the anticipated impact of the Merger on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Merger or that shareholders of XOG may not approve the Merger Agreement; the risk that a condition to closing of the Merger may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Merger might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; the diversion of management time on Merger-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI and XOG; the effects of the business combination of BCEI and XOG, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Merger; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Merger. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Annual Report on Form 10-K/A, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither BCEI nor XOG assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. 3

Preeminent Pure-play DJ Basin Operator

Pro Forma Metrics

Laramie
Kimball
Larimer
Weld
Morgan
Boulder
Broomfield
Adams
Denver
Jefferson
Arapahoe
Douglas
Elbert
Extraction
Bonanza Creek

CIVITAS

4

Preeminent Pure-play DJ Basin Operator Pro Forma Metrics Enterprise Value ~$2.6 Bn1 2021E EBITDA >$750 MM2 LaramieKimball Est. April Net Production 117 MBoe/d (65% liquids / 40% oil) YE20 Proved Reserves 315 MMBoe Larimer Weld Morgan Net acres ~425,000 Annual synergies of ~$25 MM Boulder Broomfield Denver Jefferson Adams Arapahoe ✓2021E FCF of ~$485 MM2 Douglas Elbert Extraction Bonanza Creek Based on the equity market capitalizations of Bonanza Creek and Extraction as of May 7, 2021. Balance sheet data as of March 31, 2021, pro forma for recent transactions. Wall Street consensus outlook is sourced from Refinitiv (formerly Thomson Reuters). 4

Delivering on the New E&P Business Model High Quality Asset BaseAbility to maintain production with ~50% reinvestment Front End of Cost Curve~$4.00 / Boe 1Q21 LOE + G&A Significant Free Cash Flow Generation Returning Cash to Shareholders 2021E ~$485 MM Pro Forma FCF ~20% Pro Forma FCF Yield $1.60 / share anticipated annual dividend, forward yield of over 4% Fortress Balance Sheet0.3x Pro Forma 1Q21 Net Debt / 2021E EBITDA Industry-Leading Commitment to Sustainability Net Zero from day one (Scope 1 & 2) Preferred Basin ConsolidatorBest positioned in a target-rich basin Note: In this presentation, free cash flow (“FCF”) is defined as discretionary cash flow less capex, FCF yield is based on the equity market capitalizations of Bonanza Creek and Extraction as of May 7, 2021, pro forma financial metrics include one half year of expected annual synergies for 2021 measures, and market and consensus outlook data is sourced from Refinitiv (formerly Thomson Reuters). Pro forma metrics represent an A + B approach, adjusted for relevant expected synergies as appropriate. 5

Merger Overview Merger of Equals All-stock transaction 50% BCEI and 50% XOG Pro forma enterprise value ~$2.6 Bn1 Leadership & Governance Ben Dell – Chairman Board of Directors: four BCEI representatives, four XOG representatives Eric Greager – CEO Approvals & Timing Unanimously approved by BCEI and XOG Boards Subject to approval of BCEI and XOG shareholders Kimmeridge (owns ~39% of XOG) voting for the transaction Expected closing in 3Q 2021 (1)Based on the equity market capitalizations of Bonanza Creek and Extraction as of May 7, 2021. Balance sheet data as of March 31, 2021, pro forma for recent transactions. 6

Best-in-Class, Shareholder-Aligned Management Team

Eric Greager
CEO

Matt Owens
COO

Marianella Foschi
CFO

Skip Marter
General Counsel

Sandi Garbiso
CAO

Brian Cain
VP – ESG

CIVITAS

7

Best-in-Class, Shareholder-Aligned Management Team Premier DJ Basin management team Brings to bear best practices from deep DJ Basin experience 100% of executive incentive compensation expected to be in stock Performance shares tied directly to total shareholder return 7

Transaction Accretive on All 2021E Key Metrics Pro Forma for Synergies Cash flow per share Dividends per share Inventory quality Credit profile and cost of capital 8

Strategy, Values, Priorities Strategy and Culture Distinctive competencies in operations, consolidation, sustainability and regulation Highly energized management team Best-in-class corporate governance Operational flexibility and optionality across the DJ Committed to all stakeholders Return Cash to Shareholders Fortress Balance Sheet Maximize Shareholder Return Visionary ESG Leadership Highest Return Opportunities Priorities Front end of the North American cost curve Generating FCF and returning cash to shareholders Disciplined capital allocation Maximizing corporate-level returns Aggressive commitment to sustainability Committed to maintaining low leverage 9

Free Cash Flow Generation & Capital Allocation Priorities

2021E Full Year Pro Forma FCF Generation[1]

Disciplined Business Principles

Protect Balance Sheet
- Target leverage to ~0.5x or less (net debt-to-LTM EBITDA)

Prioritize Highest Return Opportunities for FCF

2 Return-Focused Operations
- Production level is an output

CIVITAS

10

Free Cash Flow Generation & Capital Allocation Priorities 2021E Full Year Pro Forma FCF Generation1Disciplined Business Principles $1,000 ✓ ✓ Anticipated to pay $1.60 per share annual dividend Maintain financial flexibility across commodity and development scenarios Target leverage to ~0.5x or less (net debt-to-LTM EBITDA) $MM 1Cash Returns 2 Grow base dividend Potential for share repurchases and special dividends Production level is an output $0 2021E Levered Sources of Cash Transaction Costs Cost of Synergies 2021E Capex2021E Levered Free Cash Flow Consolidation Opportunities Value-accretive M&A opportunities Consolidation of working interests 3 10

Low Leverage and Low-Cost

1Q21 Net Debt / 2021E EBITDA

1Q 2021 LOE + Cash G&A ($/Boe)

~$4.00
$4.24
$4.43
$6.17
$6.54
$6.81
$7.10
$7.48
$8.05
$8.69
$12.64
$12.66
$31.08
Civitas
Peer A
DJ Peer
Peer B
Peer C
Peer D
Peer E
Peer F
Peer G
Peer H
Peer I
Peer J
Peer K

CIVITAS

11

Low Leverage and Low-Cost 1Q21 Net Debt / 2021E EBITDA 3.7x 0.3x0.3x 1.1x 1.4x1.7x1.8x1.8x 1.9x 2.2x2.4x2.4x2.5x Civitas Peer 1DJ PeerPeer 2Peer 3Peer 4Peer 5Peer 6Peer 7Peer 8Peer 9Peer 10Peer 11 1Q 2021 LOE + Cash G&A ($/Boe) $31.08 ~$4.00$4.24$4.43$6.17$6.54$6.81$7.10$7.48$8.05 $8.69 $12.64$12.66 Civitas Peer ADJ PeerPeer BPeer CPeer DPeer EPeer FPeer GPeer HPeer IPeer JPeer K Note: Market data and consensus outlook data is sourced from Refinitiv (formerly Thomson Reuters). Peers include BRY, CDEV, CPE, ESTE, LPI, MGY, MTDR, MUR, OAS, PDCE, PVAC and SM. 11

Scale Leads to Relevance and Liquidity

193
163
132
65%
114
91
84
83
61%
72
66
64
59
75%
42
28
24
23
DJ Peer
Peer 1
Peer 2
Civitas
Peer 3
Peer 4
Peer 5
XOG
Peer 6
Peer 7
Peer 8
BCEI 1
Peer 9
Peer 10
Peer 11

2021E Wall Street Consensus EBITDA ($MM)

$1,256
$1,200
$892
$860
$788
>$750
$638
$486
$467
$448
$431
$318
$262
$184
$171
DJ Peer
Peer A
Peer B
Peer C
Peer D
Civitas
Peer E
Peer F
Peer G
Peer H
XOG
BCEI
Peer I
Peer J
Peer K

CIVITAS

12

Scale Leads to Relevance and Liquidity 2021E Wall Street Consensus Production (MBoe/d) and Liquids Mix (%) 193 163 65%61% 132114 75% 9184837266 64594228 2423 DJ PeerPeer 1Peer 2 Civitas 1 Civitas 2021E Wall Street Consensus EBITDA ($MM) $1,256$1,200 $892$860$788>$750 $638 $486$467$448$431 $318$262 $184$171 Civitas Civitas Peer EPeer FPeer GPeer HXOGBCEIPeer IPeer JPeer K Note: Market data and consensus outlook data is sourced from Refinitiv (formerly Thomson Reuters). Peers include BRY, CDEV, CPE, ESTE, LPI, MGY, MTDR, MUR, OAS, PDCE, PVAC and SM. Bonanza Creek pro forma for acquisition of HighPoint Resources. 12

##soft-page##

Compelling Valuation Given Peer Leading Free Cash Flow Generation

Enterprise Value[1] / 2021E EBITDA

6.3x
6.2x
5.9x
5.5x
5.1x
5.0x
4.9x
4.8x
4.8x
4.4x
3.9x
3.5x
3.4x
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
DJ Peer
Peer 10
Peer 11
Civitas

2021E FCF Yield

>20%
14%
10%
10%
10%
8%
8%
7%
6%
6%
4%
3%
2%
Civitas
DJ Peer
Peer A
Peer B
Peer C
Peer D
Peer E
Peer F
Peer G
Peer H
Peer I
Peer J
Peer K

CIVITAS

13

Compelling Valuation Given Peer Leading Free Cash Flow Generation Enterprise Value1 / 2021E EBITDA 6.3x6.2x5.9x 5.5x5.1x5.0x4.9x4.8x 4.8x4.4x x3.5x3.4x Civitas Civitas 2021E FCF Yield >20% 14% 10%10%10%8%8% 7%6%6% 4%3% 2% Civitas DJ PeerPeer APeer BPeer CPeer DPeer EPeer FPeer GPeer HPeer IPeer JPeer K Note: Market data and consensus outlook data is sourced from Refinitiv (formerly Thomson Reuters). Peers include BRY, CDEV, CPE, ESTE, LPI, MGY, MTDR, MUR, OAS, PDCE, PVAC and SM. Enterprise value calculated as equity market value plus total debt less cash.

DJ Basin Optionality

Combined Position Facilitates Asset Development Optimization

April Net Production Mix (%)

~117 MBoe/d
40%
25%
35%
Crude Oil
NGLs
Natural Gas

Civitas Leasehold Positions

Northern
Larimer
Weld
Western
Eastern
Morgan
Boulder
Broomfield
Adams
Jefferson
Denver
Arapahoe
Douglas
Southern
Elbert

CIVITAS

14

DJ Basin Optionality Combined Position Facilitates Asset Development Optimization Development Area Approximate Net Acres Geography Western 81,000 Suburban / Rural Eastern 117,000 Rural Southern 58,000 Suburban / Rural Northern 168,000 Rural Northern Larimer Weld Western Eastern Morgan April Net Production Mix (%) Boulder 35% ~117 40% Crude Oil Broomfield Adams MBoe/d 25% NGLs Natural Gas Jefferson Denver Douglas Southern Arapahoe Elbert

Opportunity-Rich Basin

Asset Locator Map
Laramie
Kimball
Larimer
Weld
Morgan
Boulder
Broomfield
Adams
Denver
Jefferson
Arapahoe
Douglas
Elbert
Civitas
Bison
Confluence
Crestone Peak
Great Western
Mallard
Verdad
Whiting (Redtail)

15

Opportunity-Rich Basin Civitas is well-positioned to participate in future basin consolidation Numerous privately held companies Asset Locator Map LaramieKimball Opportunity to increase efficiencies with scale Operating expertise across the basin Captured synergies returned to shareholders Civitas will continue to be a disciplined transaction partner FCF and NAV accretion Focus on offsetting acreage Larimer Boulder Broomfield Denver Jefferson Douglas Weld Adams Arapahoe Elbert Morgan Civitas Bison Confluence Crestone Peak Great Western Mallard Verdad Whiting (Redtail)

Sustainability Leadership in Action

Committed to Net Zero Scope 1 and 2

- High-grade emissions practices
- Electrification of operations
- Tankless development
- Retrofit legacy facilities
- Plug bottom-tier wells
- Eliminate flaring in routine operations
- Best-in-class process and expertise applied across the portfolio

15.9
13.9
10.6
5.7
2017
2018
2019
2020

26.3
26.2
25.4
24.2
22.1
18.9
15.8
14.7
10.6
5.7
Peer 1
Peer 2
BCEI
Peer 3
HPR
Peer 4
Peer 5
Peer 6
2019
2020
Taking Civitas to Best-in-Class

CIVITAS

16

Sustainability Leadership in Action Committed to Net Zero Scope 1 and 2 High-grade emissions practices Extraction YoY Emissions Intensity Reductions (mt CO2e/MMBoe) 15.9 Electrification of operations Tankless development 13.9 10.6 5.7 Retrofit legacy facilities Plug bottom-tier wells 2017201820192020 Peer-Leading 2019 GHG Intensity (mt CO2e/MMBoe) Eliminate flaring in routine operations Best-in-class process and expertise applied across the portfolio 26.3 Peer 1 26.2 Peer 2 25.4 BCEI 24.2 Peer 3 22.1 HPR 18.9 Peer 4 15.8 Peer 5 14.7 Peer 6 Taking Civitas to Best-in-Class 10.6 5.7 XOG XOG Source: 2017-2019: EPA Greenhouse Gas model; 2020: Extraction internal data. Peers include CDEV, GWP, LPI, OAS, PDCE and QEP. 16

Implementing the ESG Vision Responsible Stewardship ✓• Colorado’s First Net-Zero Operator – Aggressive operational emissions-reduction program coupled with a multi-year investment in certified emissions offsets ✓• Electric Vehicle Fleet Conversion Adopting EV fleet this year ✓• Project Canary Certified, third-party real-time air monitoring ✓• Community Solar Reduces utility costs by up to 20% for neighbors, increases renewable power for the state of Colorado ✓• Trustwell Facility Certification Verifies facility engineering to reduce environmental impact ✓• EV Charging Stations Identifying locations in our communities ✓• Responsibly Sourced Gas (RSG) Validates RSG production ✓• The Civitas Community Fund Will fund project grants and scholarships for our neighbors Successful development returns tangible value to our communities

Expected Civitas Governance Structure

Leading-Edge Policies

Experience	Ben Dell Chairman of the Board	Morris Clark Chair, Audit Committee	Carrie Fox	Howard Willard Chair, Comp. Committee	Eric Greager Chief Executive Officer	Carrie Hudak Chair, ESG Committee	Brian Steck Chair, Nom. / Gov. Committee	Jeffrey Wojahn
Technical	✓	--	✓	--	✓	✓	--	✓
Financial	✓	✓	--	✓	--	--	✓	--
Colorado	--	--	--	--	✓	✓	--	✓
Industry Diversity	--	--	--	✓	--	--	✓	--

18

Expected Civitas Governance Structure Leading-Edge Policies Board brings together diverse group with decades of relevant experience Compensated primarily in stock, held through duration of service Dedicated ESG committee New board expected to adopt term limits of 7 years

Civitas – A Value Enhancing Combination

01 **Creates the premier pure-play DJ Basin operator**
Preferred transaction partner in the basin

02 **Accelerates cash-return business model**
Maintain flat production at 50% reinvestment rate

03 **Strengthens credit profile and lowers cost of capital**
Doubles financial and operational scale while maintaining <0.5x leverage

04 **Improves existing low-cost operations through tangible cost and operational synergies**
~$25 MM annually, equating to over $100 MM of present value

05 **Compelling value proposition**
Implied pro forma valuation at low end of peer group despite ~20% free cash flow yield

CIVITAS

19

Civitas – A Value Enhancing Combination 01 Preferred transaction partner in the basin 02 Maintain flat production at 50% reinvestment rate 03 Doubles financial and operational scale while maintaining <0.5x leverage 04 ~$25 MM annually, equating to over $100 MM of present value 05 Implied pro forma valuation at low end of peer group despite ~20% free cash flow yield

Appendix

Pro Forma Shareholder Base High-quality stockholder base Increased market cap expands investor appeal Current index participation may increase Top 10 holders own ~60% Top 10 Shareholders Kimmeridge Franklin Templeton BlackRock Prudential Fidelity Management CapRe Brigade Dimensional Fund Advisors Beach Point The Vanguard Group 21

Hedge Positions Enhance Financial Strength

Bonanza Creek Oil Hedges

16,500
$34.40 / $49.82
$54.20
12,500
$30.00 / $50.62
$54.41
12,000
$30.63 / $50.34
$54.49
10,500
$55.06
$34.21 / $56.56
$50.15
9,000
$55.06
$35.79 / $60.57
$50.15
5,500
$53.13
$38.27 / $63.45
$50.15
5,000
$53.13
$39.09 / $65.63
$50.15
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
Oil Swaps (bopd)
Oil Collars (bopd)
Oil Swaptions (bopd)

Extraction Oil Hedges

14,269
$50.34
12,533
$49.64
11,315
$50.01
9,200
$50.05
3,800
$40.00 / $72.70
3,481
$40.00 / $72.70
3,238
$40.00 / $72.70
$40.00 / $72.70
1,054
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
Oil Swaps (bopd)
Oil Collars (bopd)

Hedge position protects balance sheet and cash flow stability

CIVITAS

22

Hedge Positions Enhance Financial Strength Bonanza Creek Oil Hedges Extraction Oil Hedges 16,500 $34.40 / $49.82 14,269 12,500 $30.00 / 12,000 10,500 12,533 11,315 $54.20 $50.62$30.63 / $50.34 $54.41 $54.49 $55.06 $34.21 / 9,000 $55.06 5,500 $53.13 5,000 $53.13 $50.34 $49.64 $50.01 9,200 $50.05 3,8003,481 3,238 $40.00 / $56.56$35.79 / $60.57$38.27 / $63.45 $39.09 / $65.63 $40.00 /$40.00 / $72.70$72.70 $40.00 / $72.70 $72.70 1,054 $50.15$50.15$50.15$50.15 2Q213Q214Q211Q222Q223Q224Q22 2Q213Q214Q211Q222Q223Q224Q221Q23 Oil Swaps (bopd)Oil Collars (bopd)Oil Swaptions (bopd) Oil Swaps (bopd)Oil Collars (bopd) Hedge position protects balance sheet and cash flow stability 22

Corporate Contact Information Investor Relations John Wren ir@extractionog.com Scott Landreth slandreth@bonanzacrk.com Media & ESG Policy Brian Cain info@extractionog.com Exhibit 99.2 23